Commission File Number 001-31914

EXHIBIT 99.1

China Life Insurance Company Limited

2020 Environmental, Social and Governance &

Social Responsibility Report

CONTENTS

About the Report	4

Message from the Chairman	5

ESG performance highlights in 2020	8

About Us	10

Company profile	10

Corporate culture	11

Honors	11

SPECIAL FEATURE: For poverty alleviation, China Life is in action	13

Statement by the Board of Directors	24

Management of ESG and social responsibility	25

Management system for ESG and social responsibility	25

Communication with stakeholders	27

Response to the United Nations Sustainable Development Goals	29

Response to HKEX’s ESG reporting principles	30

I. Serving the overall situation and supporting national strategies	33

Contributing to the fight against the pandemic	33

Promoting regional development	37

Efforts in implementing rural revitalization	41

Strictly preventing financial risks	42

II. Protecting people’s livelihood and demonstrating the insurer’s responsibility	46

Providing diversified protection	46

Contributing to the Healthy China strategy	48

Commitment to social welfare	51

III. Be pragmatic, conscientious and adhere to stable operation	53

Innovating in investors management	54

Operating in compliance with laws and regulations	55

Continuous procurement compliance	57

IV. Innovating together and improving service experiences	59

Developing new products	59

Building an intelligent China Life	60

Innovating in services	64

Protecting consumers’ rights and interests	67

V. Putting people first, building a harmonious company together	70

Protecting employee’s rights and interests	70

Nurturing growth of employees	73

Caring for employees	75

VI. Saving energy and reducing emissions to power green development	76

Fuelling green finance	76

Committing to low carbon operations	78

Statistical table of China Life for targeted poverty alleviation in 2020	82

Table of KPI	85

HKEX ESG index	88

Feedback form	92

About the Report

This report is the 14th Environmental, Social and Governance Report (or Social Responsibility Report) of China Life Insurance Company Limited (hereinafter referred to as “China Life”). This report aims at responding to stakeholders’ expectation and demonstrating its concept, actions and performance related to environment, society, corporate governance and sustainable development.

Organizations Covered by the Report

If not specified, all data and information disclosed in the report covers China Life. Its subsidiaries are excluded.

Notes on the Data of the Report

The key financial data of this report came from the audited 2020 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics.

Time Range of the Report

From January 1 to December 31, 2020, with part of the content in excess thereof.

Notes on Appellation

For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as “China Life” “the Company” or “we”. If not specified, the amount is shown in RMB (yuan).

Reporting Period

This is an annual report.

How to obtain the report

The report is released in online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website:

The official website of the Company (www.e-chinalife.com)

The website of Shanghai Stock Exchange (www.sse.com.cn)

The website of HKEX (www.hkex.com.hk)

Message from the Chairman

The year 2020 was an unprecedented period full of tumultuous changes. In the face of the complex external environment, China Life resolutely fulfilled its corporate responsibility and fully demonstrated its efforts in assuming social responsibility. While playing a part in safeguarding the country with great love, the Company endeavored to create brilliant performance through practical work. In the year, we resolutely implemented decisions and deployment of the Party Central Committee, adhered to high-quality development, and promoted pandemic control, reform and development in a coordinated manner. As a result, we made sound achievements in the company’s operation, which won wide recognition from society, including over 40 honors such as “Most Admired Companies in Asia” and “China Securities Golden Bauhinia Award”.

We effectively promoted the “Reinvigorating China Life” strategy while accelerating quality development in a steady way. Relying upon our rising performance against all odds on the market in 2020, the Company turned in an outstanding test report that led the global insurance peers by registering over RMB600 billion of premium income, a year-on-year increase of 8%. China Life’s performance has provided a vivid example of “China’s governance”, which aims to “integrate pandemic control with socio-economic development”.

We demonstrated China Life’s commitment to the nation’s overall strategy and played a role in winning the double victories in the tough challenges against our anti-pandemic work and socio-economic progress. While leveraging our expertise, we extended the liability of 34 critical illness insurance products; provided insurance coverage to 2.5 million front-line anti-pandemic personnel and more than 14 million citizens, with a cumulative net amount of nearly RMB 3.3 trillion at risk; settled more than 1,400 claims cases related to the COVID-19 pandemic, with over RMB 53 million paid out; and subscribed over RMB 10 billion of special government bonds that were issued for an anti-pandemic purpose. We implemented the “Poverty Alleviation Insurance” project and spent over RMB 4.7 billion on targeted poverty alleviation; we sent 1,028 village-stationed secretaries and poverty alleviation cadres to help lift all 1,281 poverty alleviation sites out of poverty; and focusing on the “three regions and three prefectures”, we assisted in the implementation of 116 poverty alleviation projects. To play a part in “ensuring stability on six fronts” and “maintaining security in six areas”, we launched a number of initiatives such as extending the grace period for contributions and reducing rent; and our recruitment size continued to maintain a high level, with 2,787 vacancies released and 6,024 students planned to be absorbed in the 2020 campus recruitment. The Company actively served the Belt and Road Initiative and underwrote a total of more than hundreds of millions of RMB of insurance for national doctors dispatched to aid foreign countries. By investing in equities, bonds and a variety of other means, the Company served the real economy and contributed to the coordinated development of the Beijing-Tianjin-Hebei region, the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area and other regions.

We sincerely give back to our customers and have greatly enhanced service quality. While realizing full coverage both offline and online, the Company gained 38.28 million more customers in 2020, an increase of 37.3% year-on-year. As its operations made significant improvement in the online, intelligent and intensified development, the Company won the industry’s excellent service award. For our more than 500 million customers, we launched the “Fast and Warm” claims service brand, and vigorously promoted the “One-day Settlement for Critical Illnesses” business. With more than 20,000 medical institutions covered by our direct claims payment service, China Life ranked among the industry’s leading companies in terms of the average time efficiency for claims payment. In the “Internet +” innovative spirit, we worked to build up an “Intelligent China Life”, with an aim to create an intelligent, agile and efficient system for technological application. We have built the industry-leading “Hybrid Cloud” to actively respond to the needs of internet applications in the context of the pandemic.

We take people as the basis to strengthen the foundation and have shared new dividends of reform and development. Everyone in China Life is a witness, participant and struggler in the company’s development process. We firmly uphold the “Human-centered, integrity and ability” principle for talents, and promote the company’s transformation by leveraging the innovating and pioneering role of reform. In 2020, we adopted a more market-oriented remuneration and performance management system, and launched an improved incentive mechanism for cadre evaluation; we carried out programs like “Flame Talents” and “Falcon Plan” to lay a firmer foundation; and we implemented the “2,551 Talents Project” to make a layout for the future. The Company promoted the “Dingxin Project” in great strides to build a new corporate layout that will feature clearer division of labor, further enhanced specialization, and greater adaptability to the new era.

We focus on practical actions to promote green finance and practice the new concept of low-carbon operation. China Life consistently adheres to the low-carbon and environmental concept, and actively explores ways to integrate ESG elements with our investment business, in a bid to fully support the anti-pollution initiative. In 2020, China Life engaged in establishing an ESG management system in light of international first-class standards, set up the ESG Executive Committee and developed our ESG and Social Responsibility Management Measures. We responded to the 17 UN Sustainable Development Goals (SDGs) and drew the materiality matrix. The Company rapidly expanded the application scenarios of digital workplace, with a maximum of 135,000 people working online daily; and along with the increased application of paperless services, the number of our online paperless insurance policies exceeded 100 million.

Looking back at the glorious “13th Five-Year Plan”, China Life has grown with the motherland and guaranteed the well-being of the people. As its annual premium volume continuously reached new heights, the Company has become an indispensable driving force from the insurance sector for building a moderately prosperous society in all respects. Looking ahead to the even grandeur “14th Five-Year Plan”, we will, under the strong leadership of the Party Central Committee, consistently live up to the country’s trust and the people’s choice, and contribute to the millennium undertaking of national rejuvenation by making greater progress in the “Reinvigorating China Life” strategy.

China Life Insurance Company Limited
Wang Bin
Chairman

ESG performance highlights in 2020

For poverty alleviation, China Life is in action

•  Investment in poverty alleviation funds totaled RMB 4.723 billion;

•  20 insurance products exclusive for poverty alleviation were developed in a targeted manner;

•  Commercial poverty alleviation insurance settled claims worth RMB 1.107 billion;

•  80% of the critical illness insurance products carried preferential insurance liabilities for the poor, which paid RMB 2.9 billion yuan for 2.23 million persons;

•  1,281 sites system-wide were alleviated from poverty and removed from the poverty-stricken list, and 1,022 poverty alleviation cadres were deployed.

Serving the overall situation and supporting national strategies

•  China Life fought the COVID-19 pandemic and gave insurance protection to 2.5 million medical staff on the frontline for free and more than14 million people. The accumulated net amount at risk was nearly 3.3 trillion. The company extended insurance liabilities on the basis of the original limits for 34 long-term critical illness insurance products;

•  Served the Belt and Road Initiative and provided insurance for the doctors sent abroad, with an insured amount exceeding hundreds of millions of RMB.

•  “The Beautiful Counties and Happy Villages” Project was launched.

Protecting people’s livelihood and demonstrating the insurer’s responsibility

•  The coverage of insurance products for people was improved. 33 branches across the country have carried out accident insurance business for the elderly, covering more than 60 million elderly people, with a total compensation amount of about 1.27 billion yuan;

•  China Life launched over 220 critical illness insurance products, covering 360 million rural and urban residents;

•  The company donated RMB 323 million to other countries.

Being pragmatic and conscientious and adhere to stable operation

•  ESG Executive Committee was founded;

•  ESG and Social Responsibility Management Measures of China Life Insurance Company Limited (Trial) were formulated;

•  China Life identified the ESG risk of centralized procurement projects;

•  The company maintained a Class-A rating for 11 consecutive quarters in the overall risk rating.

Innovating together and improving service experiences

•  38.28 million customers were added, registering a 37.3% growth rate year-on-year;

•  52 new insurance products were developed;

•  152 software copyright registration certificates were obtained;

•  Intelligent teller machines have launched 39 high frequency insurance policy service functions in 5 categories, with a total of nearly 10 million times of service;

•  China Life offers “fast and warm” claims settlement services. The time span for small claims of China Life is 0.14 days, and the claim rate is about 99.6%.

Putting people first, building a harmonious company together

•  China Life has 102, 503 employees. Female employees account for 56.75 percent;

•  China Life has 1.458 million salespersons;

•  Employees receive 111 hours of training per person on average. 4,579,313 employees have been trained.

Saving energy and reducing emissions to power green development

•  The number of daily active users enabled by cloud desktop reached up to 135,000, and the average daily live broadcasts enabled by cloud video stood at 2,200;

•  The application rate of online paperless insurance for individual long-term insurance was 99.9%, saving about 365.6 tons of paper;

•  Online paperless insurance policy service exceeded 100 million pieces, saving about 800 tons of paper;

•  The total generating capacity of new energy is 851,772.14 kWh, using wind energy, solar energy, water conservancy, etc, reducing greenhouse gas emissions by about 720 tons of carbon dioxide equivalent.

About Us

Company profile

China Life, headquartered in Beijing, is an industry leader in China’s life insurance industry, with a registered capital of RMB 28.265 billion. As a core member of China Life Insurance (Group) Company, the company is one of the Fortune Global 500 companies and the World’s 500 Most Influential Brands. The company has won the trust of the society with its long history, strong strength, professional expertise, competitive advantage and a world-famous brand. It has been a pacesetter in China’s life insurance market and is known as the “mainstay” of China’s insurance industry. The predecessor of China Life was the same age as that of the People’s Republic of China. Established in October 1949 and approved by the central government, it is one of the earliest insurance companies in China and shoulders the important responsibility as an explorer and pioneer of China’s life insurance industry. During the long-term development course, the company has fostered a stable professional management team, accumulated rich management experience, and is well versed in the domestic life insurance market. On December 17 and 18, 2003, China Life was listed in New York and Hong Kong respectively. On January 9, 2007, China Life returned to the A-share market. Since then, the company has become the first financial insurance company to be listed in New York, Hong Kong and Shanghai.

In 2020, China Life registered a premium income of RMB 612.265 billion. During the year, it comprised more than 20 thousand branches across the country and employed over 100 thousand persons and 1,458 thousand sales staff in various channels. As of December 31, 2020, the Company’s total assets reached RMB 4.25 trillion. In the year, we provided various insurance coverage for more than 500 million customers, with 317 million valid, long-term individual and group life insurance policies, annuity contracts, long-term health insurance and long-term accident insurance policies, in addition to individual and group accident insurance and short-term health insurance policies and services.

Corporate culture

Note: As of December 31, 2020, the Company has more than 20 thousand branches across the country, including head office, provincial company, municipal company (central branch), branch company, business department and marketing service department.

Honors

I. An excellent brand and a pioneering role

•	Ranked 37th on the Forbes list of “Global 2,000 Listed Companies” in 2020, which is the seventeenth time for China Life to be included in this list

•	Ranked 10th on Fortune’s “China 500” list for 2020

•	Selected by Institutional Investor as one of the “Most Admired Companies in Asia”

•	Selected by the 21st Century Business Herald as “Best Life Insurance Company of Asia in 2020”

II. An industry benchmark and a steady path onward

•	“Hong Kong Corporate Governance Excellence Award” by the Chamber of Hong Kong Listed Companies and the Centre for Corporate Governance and Financial Policy of the Hong Kong Baptist University

•	Shanghai Stock Exchange Information Disclosure Work Class-A Rating

•	“Best Listed Company for Investor Relations” and the China Securities Golden Bauhinia Award by Hong Kong Ta Kung Wen Wei Media Group

•	New Fortune Best IR Hong Kong Listed Company

•	“Ark Award for Quality Development Insurance Company 2020” by Securities Times

•	“Golden Dragon Award for Best Listed Insurance Company of the Year” by Financial Times

III. Social responsibility and boundless philanthropy

•	“China’s Outstanding Enterprise Award for Social Responsibility 2020” by Xinhua.com and China Enterprise Reform and Development Society

•	“Social Responsibility Award” by Securities Times

•	“‘Golden Wealth Management’ Annual CSR Award” by Shanghai Securities News

•	“China Benefit Corporation of the Year” by Tencent News

- Topic -

SPECIAL FEATURE: For poverty alleviation, China Life is in action

In the year 2020, the decisive year for poverty eradication, China Life resolutely implemented the important remarks of General Secretary Xi Jinping on poverty alleviation as well as the decisions and plans of the Party Central Committee and the State Council on poverty eradication. Sticking to the tenet that “poverty eradication is not the end, but the starting point for a new life and a new struggle”, we fully leveraged our strengths in the major business sectors and firmly focused on the priority of targeted poverty alleviation and eradication. By doing so, we established a comprehensive investment and financing mechanism for poverty alleviation, a financial and insurance product system for poverty alleviation, and a model of “poverty alleviation through insurance”, in a bid to promote the smooth connection between the fight against poverty and the work on the rural revitalization strategy and to contribute to the efforts to build a well-off society in an all-round way.

Major events in China Life’s poverty alleviation efforts

August 2010	The Company started working with the Foreign Capital Project Management Center (FCPMC) of the Leading Group Office of Poverty Alleviation and Development of the State Council (LGOP) on the “Petty Insurance for Poverty Alleviation” project.

May 2011	A pilot project on “Petty Insurance for Poverty Alleviation” was launched by the Company in Dadi Village, Wangcang County in collaboration with FCPMC and the People’s Government of Wangcang County, Guangyuan City, Sichuan Province.

October 2012	In order to implement the Central Government’s policy and measures to support the development of ethnic groups in border areas and to better provide supporting services for petty insurance in ethnic areas, the Company developed special products related to “poverty alleviation through insurance” based on the personal needs and consumption habits of farmers and herdsmen. Su Hengxuan, then a member of the Party Committee and Vice President, signed the first policy of the new product “China Life Petty Group Accident Insurance for Farmers and Herdsmen” with the Linzhi Regional Government of the Tibet Autonomous Region.

July 2014	Su Hengxuan, then a member of the Party Committee and Vice President, attended the launch ceremony of the “Red Flowers” Petty Insurance Pilot Project in Qianxinan Prefecture, Guizhou.

December 2014	The Company and the Office of the LGOP held a seminar on cooperation in poverty alleviation-based petty insurance and a signing ceremony of the cooperation agreement at China Life Centre.

December 2015	A donation ceremony was held in Harbin for China Life Charity Foundation’s project to support the poor areas of Heilongjiang with medical emergency vehicles.

November 2016	China Insurance Regulatory Commission held a press conference on poverty alleviation through insurance in Beijing, on which occasion China Life made the first release on behalf of the industry.

April 2017	The Company and the LGOP jointly organized a training course on the business of poverty alleviation through insurance at the Chengdu Training Institute.

September 2017	The Company donated the “two cancers” insurance to 69,000 registered and archived poor women in Zhang County and Xihe County of Gansu, two designated poverty alleviation counties of the All-China Women’s Federation.

July 2018	The Company and the LGOP’s Development and Guidance Division jointly held a national promotion meeting for the poverty alleviation health insurance business in Jinggangshan, Jiangxi Province.

December 2018

China Life Charitable Foundation held a donation ceremony for poverty alleviation in Daliuhao Town, Chayouhou Banner, Ulanqab City, Inner Mongolia Autonomous Region.

On December 28, 2018, the China Life Poverty Alleviation Fund with a scale of RMB500 million was launched in Beijing.

May 2019	The LGOP and the China Banking and Insurance Regulatory Commission (CBIRC) held a national on-site meeting on micro-credit for poverty alleviation in Yizhang County, Hunan Province.

June 2019	The Company and the LGOP’s Development and Guidance Division jointly held a national training course on the business of poverty alleviation through insurance in Chongqing.

September 2019	The Company attended a communication meeting on typical cases of poverty alleviation through insurance held by the LGOP’s Development and Guidance Division, and the typical cases of poverty alleviation through insurance from five branches in Henan, Guizhou, Sichuan, Chongqing and Jiangxi, were shortlisted.

October 2019	The Party Committee of the Company held a central group (extended) study meeting of the Party Committee, on which the attendees studied, in a centralized manner, the spirit of General Secretary Xi Jinping’s speech on poverty alleviation and Premier Li Keqiang’s instructions.

January 2020	China Life Insurance (Group) Company Limited held the China Life Poverty Alleviation Work Conference 2020 to make arrangements for its work in 2020 to contribute to the decisive battle of poverty alleviation. China Life’s Poverty Alleviation Insurance Project was also unveiled at the conference.

August 2020	Jia Yuzeng, member of the Party Committee, Chairman of the Board of Supervisors and Secretary of the Party Committee of the Company’s organ, and other 76 persons including secretaries of the general Party committees and Party branches of the organs as well as Party workers at the Head Office and Inner Mongolia Branch, attended a training course on Party building and poverty alleviation in Chayouhou Banner, Ulanqab, Inner Mongolia.

September 2020	The Company held a national training course for poverty alleviation cadres at China Life Technology Park.

Poverty alleviation honors in 2020

CPC Central Committee and the State Council:

The Health Insurance Department of Guangxi Chongzuo branch of China Life won the title of National Advanced Group in Poverty Alleviation;

Luobu Dunzhu, former deputy leader and first Secretary of the village working team of Village 8, Nierong Town, Nierong County, Naqu City, Tibet, and employee at Tibet Branch of China Life Insurance Company Limited won the title of National Advanced Individual in Poverty Alleviation.

“Excellent Competitiveness - Targeted Poverty Alleviation Contribution Award 2020” by China Business Journal

“Pioneer Organization in Targeted Poverty Alleviation” by China.com

The “Life Green” poverty alleviation health project won the “People’s Corporate Social Responsibility Award: Annual Case Award” by People.cn

“Outstanding Poverty Alleviation Financial Enterprise of the Year” by the 21st Century Business Herald

China Life implemented the Opinions of CIRC and the Office of the Leading Group of Poverty Alleviation Development of the State Council on Making a Success of the Aid Given by the Insurance Industry to Poverty Alleviation, and formulated the Action Plan for Implementing the Poverty Alleviation Insurance Project and Resolutely Winning the Decisive Battle against Poverty, the Work Plan for Promoting Poverty Alleviation in the ‘Three Regions and Three Prefectures’ and other In-depth Poverty Alleviation Areas and the Plan for Key Poverty Aid and Support Projects in the ‘Three Regions and Three Prefectures and other In-depth Poverty Alleviation Areas”, in a bid to specify the detailed planning and arrangements for the poverty alleviation work. The Company also actively mobilized forces in its organizational system and deployed 1,028 poverty alleviation cadres to ensure the implementation of poverty alleviation work from an organizational perspective. The efforts helped all of the 1,281 aided areas in the system to be removed from poverty list, with more than 40,000 people successfully lifted out of poverty.

Organizational structure of targeted poverty alleviation teams

Annual overview of targeted poverty alleviation

China Life strengthened its commitment to establishing a long-term mechanism for poverty alleviation that features one principal responsibility, two pillars, five initiatives and six guarantees (referred to as the “1256” long-term poverty alleviation mechanism for short), in a bid to strategically promote poverty alleviation and rural revitalization projects. In 2020, the Company earnestly fulfilled its main responsibility in poverty alleviation, facilitated the transition from poverty alleviation to rural revitalization, and formed a virtuous cycle of “blood transfusion” and “blood creation”, that is, helping poor areas find the driving force for economic development through assistance for poverty alleviation in the short run, consolidation of the achievements in the medium term, and promotion of wealth creation in the long run. In 2020, China Life had obtained a total of RMB 4.723 billion investment in poverty alleviation funds.

Case: China Life helps the “three regions and three prefectures” and other deeply poverty-stricken areas to eradicate poverty

China Life has been actively fulfilling its responsibility for assisting the “three regions and three prefectures” and other deeply poverty-stricken areas to eradicate poverty. It invested RMB20.97 million in charitable donations in 2020 to carry out poverty alleviation through insurance, education, culture, infrastructure, and industrial development. In the year, it made every effort to ensure the precise implementation of 116 key assistance projects in 80 locations, and invested RMB898 million in poverty alleviation projects in the “three regions and three prefectures” (the YEIG Trust Plan and the YIG Railway Debt Plan), as part of our efforts to complete the most difficult tasks of poverty alleviation and produce real poverty alleviation effects.

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Projects of poverty alleviation through insurance in deeply poverty-stricken areas: The Company donated more than RMB10 million in special funds for insurance expenses to various poverty alleviation sites in deeply poverty-stricken areas, offered insurance coverage for the registered and archived poor people and cadres stationed in villages in the areas under their jurisdiction, and provided comprehensive “life + production” guarantee for the registered and archived poor families.

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Blockchain-based targeted poverty alleviation projects: The Company actively explored the “blockchain + public welfare + insurance” working model in the “three regions and three prefectures” and other deeply poverty-stricken areas, and by taking advantage of its network and services, actively collaborated with social welfare organizations to alleviate poverty.

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Projects of poverty alleviation through education: The Company renovated the China Life Luba Hope Primary School in Tuowu Township, Mianning County, Liangshan Prefecture, Sichuan Province; built a “Love Classroom” in Linxia Prefecture, Gansu Province, to promote the popularization and sharing of quality educational resources in impoverished areas; actively carried out intellectual support activities such as order-based classes for impoverished college entrance examination students and training delivered to the countryside; and recommended four impoverished college entrance examination students to the Insurance Vocational College for admission.

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Cultural and infrastructure construction poverty alleviation projects: In the “three regions and three prefectures” and other deeply impoverished areas, the Company built Party activity rooms and cultural squares, and implemented repair projects for childcare centers, solar-powered streetlights, farmhouses of poor villagers, irrigation and water networks, and road hardening facilities, with a total of RMB 4,720,300 donated.

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Projects of poverty alleviation through industry: The Company invested poverty alleviation funds to support local green ecological industries such as characteristic cultivation and breeding, introduced technologies and projects with market value through investment partners, realized connection to the Company’s online and offline sales platforms, and successfully recommended 33 high-quality agricultural and sideline products from the “three regions and three prefectures” and other deeply poverty-stricken areas on the platforms of the e-commerce companies for sale, thus solving the difficulties of farmers for selling products and expanding the scale of poverty alleviation through consumption.

Progress in targeted poverty alleviation

•	Poverty alleviation through the Party building

The Company combines training on party building with paired poverty alleviation assistance, implements the main responsibility of the party in a strict manner, and exerts the synergy of poverty alleviation. It dispatches selected cadres for temporary posts, poverty alleviation cadres and first secretaries to provide assistance in their temporary posts and in designed villages; carries out work on supporting poverty alleviation through party building, helps repair party-and-the-mass service centers and strengthens collective economy in poverty alleviation villages, with a total of more than RMB 10 million invested in special party funds for the whole system; carries out paired assistance activities with party branches in poor areas to strengthen and build rural grassroots organizations; plays the pioneering role of party members and cadres, and organizes charitable activities to help the poor, to convey our love for the poor and to strengthen the power to help them.

•	Poverty alleviation through insurance

Poverty alleviation through insurance is an important part of financial poverty alleviation. The introduction of insurance mechanism in poverty alleviation is conducive to the coordinated use of social resources, to the amplification of the effectiveness of financial poverty alleviation funds, to the improvement of financial supply in poverty-stricken areas, and to the provision of a strong support to win the fight against poverty.

China Life successively launched five insurance series products that are exclusive for poverty alleviation, including Insurance for Rural Poor Families and Orphans, Poverty Alleviation Insurance, “Better Life” Group Supplementary Medical Insurance for Targeted Poverty Alleviation, Three Regions and Three Prefectures, and Poverty Alleviation Cadres; in addition to the Micro-loan for Rural Poverty Alleviation series. A total of 20 poverty alleviation products were available for sale by the end of 2020: five for term life insurance, six for accident insurance, three for critical illness insurance, and six for medical insurance.

Product	Features
“Poverty Alleviation” series	Focusing on poverty-stricken people recorded in the files and on the cards, China Life provides protection for accidental death, accidental injury, death from illness, critical illness, medical expenses, and hospitalization.

Series of “Insurance for Rural Poor Families and Orphans”	Providing rural low-income households of classes 1 and 2, rural families of 5 guarantees, and orphans in rural areas with protection for accidental death, accidental disability, death from illness, and critical illness.

Series of “Better Life” Group Supplementary Medical Insurance for Targeted Poverty Alleviation	Achieving seamless integration with basic medical insurance and critical illness insurance for the poor people recorded in the files and on the cards or the poor people who meet the requirements of national poverty alleviation policies.

“Three Regions and Three Prefectures” series	For people in deeply poverty-stricken areas like the “three regions and three prefectures”, it provides comprehensive coverage for accidental injury, death in traffic accidents, compensation for accidental medical expenses and accidental hospitalization benefits, etc. The base rate is further preferential for the “three regions and three prefectures”.

“Poverty Alleviation Cadres” series	Targeted at poverty alleviation cadres, it provides full guarantee that covers death and medical expenses to make up for the lack of targeted and effective protection for poverty alleviation cadres, thus eliminating the worries of such cadres and helping to fully implement the poverty alleviation strategy.

“Micro-loan for Rural Poverty Alleviation” series	Providing products such as accidental injury insurance for poverty alleviation loan borrowers to increases the creditability of poor farmers to address the financing difficulty that is common to poor farmers.

The Company has developed the group insurance and health insurance business for poverty alleviation by giving full play to the combined advantages of financial services and insurance.

Group insurance business for poverty alleviation	From 2015 to December 31, 2020, the risk coverage of commercial poverty alleviation insurance reached RMB 13.5 trillion, covering 94.31 million registered and archived people, with a total of 3.365 million claim cases settled and RMB4.45 billion paid out.

Health insurance business for poverty alleviation	In 2020, 80% of the critical illness insurance products carried preferential insurance liabilities for the poor, which paid out RMB2.9 billion for 2.23 million persons; Better Life targeted poverty alleviation insurance products underwrote 30 projects in 12 provinces, covering over 7 million poor people and paying out nearly RMB 600 million for 1.76 million people.

The Company actively carries out work on poverty alleviation through insurance for major illnesses. Through “one reduction and two increases” (reduction of the threshold amount and increase of the reimbursement ratio and the cap limit), the Company has assisted local governments in improving the design of the policy on poverty alleviation through insurance for critical illnesses, and has increased the reimbursement ratio for the poor under the principle of “balance of income and expenditure, and breakeven with marginal profit” for the critical illness insurance fund. The Company’s supplemental medical insurance product, China Life Better Life supplementary group medical insurance for targeted poverty alleviation, is designed specifically for the registered and archived poor people, and can be seamlessly integrated with basic medical insurance to provide the poor with multiple guarantees comprising “basic medical care + critical illness insurance + supplementary medical insurance”. As of December 31, 2020, the Company carried out more than 220 critical illness insurance projects covering 360 million urban and rural residents, 80% of which carried preferential insurance liabilities for the poor. China Life is actively exploring new ideas for poverty alleviation, and in accordance with the requirements of the Group’s Opinions on Expanded Implementation of the Blockchain-based Targeted Poverty Alleviation Model, expands the “blockchain + public welfare + insurance” model. It innovatively launched the blockchain-based targeted poverty alleviation project in 2020 to connect related data of the three major roles of insurance companies, poverty alleviation offices and foundations, to run through the entire process of poverty alleviation insurance business scenarios such as fund donations, insurance application, underwriting, inquiry, and claims settlement, and to realize connectivity, transparency and retractability of information on the entire chain of poverty alleviation insurance.

•	Poverty alleviation through industry

China Life works on finding ways to help poverty-stricken areas sell their unique resources in ways of conducting in-depth research, attracting investment, building sustainable industries, establishing e-commerce sales platforms and promoting industrial transformation and upgrading. We take infrastructure, training, employment and consumption as the starting points for poverty alleviation, and deepen the multi-faceted industrial poverty alleviation practice methods. By December 31, 2020, the Company had completed the task of poverty alleviation through consumption that was worth RMB 3.0154 million, with an achievement rate of 120.6%.

•	Financial poverty alleviation

China Life keeps improving the policy system for financial poverty alleviation, fully leverages the power of the financial system, and directs more resources to poverty-stricken areas to provide strong support for poverty alleviation. As of December 31, 2020, the Company invested RMB12.031 billion in the Beijing China Life CCCC Urban Development Investment Fund, mainly in transportation infrastructure projects along the Yinsong Expressway, Yushi Expressway and Kaili-Duyun Highway in Guizhou Province and Changji Prefecture in Xinjiang Autonomous Region; and it planned and constructed a data center in the Big Data Industrial Park in Ulanqab City to promote local economic development and accelerate the progress of poverty alleviation through education.

•	Poverty alleviation through education

China Life works on poverty alleviation through education to help poor children develop in a holistic manner. The Company launched education donations and training programs to improve education standards and prevent the intergenerational transfer of poverty. The Company expanded the admission scope of the Insurance Vocational College for underprivileged students and increased the “China Life (Yunxi) Education Poverty Alleviation Fund” and the “Danjiangkou City China Life (Yunxi) Education Poverty Alleviation Fund for Higher Education of Poverty-stricken Students”. It also promoted the “China Life Love Classroom” and organized study tours for young students in poverty-stricken areas.

•	Poverty alleviation through public welfare

China Life is exploring sound mechanisms for poverty alleviation through public welfare and leveraging the inborn advantages of the insurance industry to enhance the operation and execution of public welfare practices. China Life and the China Charity Alliance jointly launched the China Life “Life Green” health poverty alleviation project to provide critical illness relief to registered and archived underage poor people in poor areas. By December 31, 2020, the Company had provided insurance coverage for nearly 120,000 poor children, with a total donation of nearly RMB10 million.

•	Poverty alleviation in targeted areas

The Company actively undertook the task from the CBIRC of helping Daliuhao Town, Chayouhou Banner, Ulanqab City, Inner Mongolia and took multiple measures for active planning and deployment. Insurance was donated to the registered and archived poor people and those on the verge of poverty, frontline poverty alleviation cadres and personnel for pandemic prevention and control. As of December 31, 2020, a total of RMB 4,546,500 was donated to the Daliuhao Town government through the China Life Charity Foundation, of which RMB946,500 was donated for insurance and RMB 3,600,000 for six assistance projects. In this process, the focus was placed on: constructing poverty alleviation workshops, improving the hardware facilities of local welfare houses, organizing the purchase of RMB 111,900 worth of poverty alleviation products from Daliuhao Town by the headquarters canteen, and providing high-quality assistance in the aspects of poverty alleviation through party building, through insurance, through consumption, through education, through industry and through infrastructure construction.

Targeted poverty alleviation plan for 2021

In 2021, the Company will: continue to focus on China Life’s “Poverty Alleviation Insurance” Project; exert great efforts in the areas of poverty alleviation through party building, poverty alleviation through insurance, poverty alleviation through finance, poverty alleviation through industry, poverty alleviation through education, and poverty alleviation through public welfare; consolidate the poverty alleviation results; help the poverty-stricken areas for paired assistance to achieve high quality poverty alleviation; and promote the effective connection between comprehensive poverty alleviation and rural revitalization, so as to lay a solid foundation for achieving the second centennial goal and starting a new journey of comprehensively building a socialist modern country.

Statement by the Board of Directors

For the purposes of regulating the ESG management mechanism of the Company, improving ESG management and protecting the rights and interests of various stakeholders, China Life has established an ESG management system with the Board of Directors as the highest body in charge, which is responsible for exercising decision-making authority over the Company’s ESG strategic planning, objectives, information disclosure and material matters. The ESG Executive Committee, as the executive body under the President’s Office for ESG deliberation and implementation, guides and implements matters related to the ESG governance, management, decision-making as well as day-to-day work of the Company. The ESG Executive Team, as the ESG working group, is responsible for implementing the specific work arranged by the ESG Executive Committee.

Based on the external socio-economic, macro environment and on the Company’s development strategy, China Life conducts an annual assessment of the materiality of ESG issues, discusses and identifies the Company’s risks and opportunities in ESG work, and takes the management and enhancement of key issues as an annual ESG key task. The Board of Directors reviews and confirms the results of the materiality assessment, considers the key issues as part of the Company’s overall strategy development, and monitors the management and performance of these issues. In 2020, the Company’s Board of Directors focused its review and supervision on the core work tasks including support to national strategies, targeted poverty alleviation, financial risk prevention and control, and optimization of customer service.

This report provides detailed information on the progress and effectiveness of China Life’s ESG efforts in 2020 and was approved by the Board of Directors on March 25, 2021.

Management of ESG and social responsibility

In 2020, China Life systematically reviewed the scope and content of its sustainability impact, identified future governance priorities, and built the Company’s social responsibility and ESG governance structure to continue to promote effective governance of key issues and to upgrade the social responsibility management system.

Management system for ESG and social responsibility

In 2020, China Life completed the fundamental work on its ESG governance structure and achieved significant results in social responsibility management. By clarifying the ESG management authority and responsibilities at all levels of the Company’s governance, management and executive personnel, it established the China Life ESG Executive Committee, thus laying the foundation for improving its ESG management performance.

In 2020, China Life officially established the ESG Executive Committee and issued Rules of Procedure of the ESG Executive Committee of China Life Insurance Company Limited to define the duties and responsibilities for ESG governance at all levels.

ESG Governance Levels		Key Responsibilities
Board of Directors	The highest ESG decision-making body

•  Review and confirm the Company’s ESG strategic and targets;

•  Review and confirm the results of the Company’s materiality risk identification and determine the response plan for ESG risk issues;

•  Review the content of the Company’s annual ESG information disclosure.

ESG Executive Committee	The ESG Executive Committee is the executive body of ESG review and implementation under the President’s Office, chaired by the Vice President in charge of ESG. Member units of the ESG Executive Committee comprise 25 relevant departments in the headquarters.

•  Review and discuss the Company’s ESG strategy and objectives and report to the Board of Directors;

•  Review and discuss the Company’s annual ESG work plan;

•  Review the content of the Company’s annual ESG information disclosure;

•  Deliberate the Company’s ESG management system and oversee the effective implementation of the ESG system;

•  Review and discuss the results of stakeholder communication and the results of materiality risk identification, and report to the Board of Directors;

•  Review and discuss the Company’s ESG-related special work plan;

•  Follow the latest ESG compliance requirements.

ESG Secretariat	Organ for ESG day-to-day affairs

•  Formulate or revise the work system of the ESG Executive Committee and submit it to the ESG Executive Committee for approval;

•  Responsible for organizing and coordinating the ESG Executive Committee’s meetings;

•  Follow the implementation of the ESG Executive Committee’s resolutions and report to its members.

ESG Executive Team	As the ESG working group, it is consisted of ESG liaison officers from relevant departments in the headquarter and each branch

•  Based on the annual ESG work plan, implement special ESG work;

•  Carry out ESG information collection, complete the submission and review of the annual ESG and social responsibility report;

•  Implement ESG training;

•  Complete other tasks arranged by the ESG Executive Committee.

China Life ESG system

In 2020, China Life prepared for the formulation of ESG and Social Responsibility Management Measures of China Life Insurance Company Limited (Trial) (which was scheduled to be released in early 2021) in accordance with Environmental, Social and Governance Reporting Guidelines issued by the HKEX and the consultation paper of relevant Listing Provisions, Guidelines on Disclosure of Environmental Information for Listed Companies on the Shanghai Stock Exchange and other regulatory rules of the listing jurisdictions. The Measures provided detailed rules on the work content, scope and process of ESG management, stakeholder communication, materiality analysis, ESG information disclosure, ESG report preparation and other aspects, thus laying the foundation for the Company’s future ESG practices.

In addition, China Life planned to further boost the effectiveness of ESG target management and launched the China Life ESG data system in 2020 to achieve online management and regular review of ESG performance targets and to promote the normalization of ESG target management. China Life also issued Management Manual of China Life Insurance Company Limited for the Environmental, Social and Governance (ESG) Data System to clarify the statistical scope, units, content, pathways and methods of each indicator in the ESG data system, and to promote the standardization of ESG performance management.

Communication with stakeholders

The suggestions and demands of stakeholders provide an important reference for the sustainable development of China Life. Each member department of China Life ESG Executive Committee has built an effective communication channel in daily work, continuously understood the expectations and demands of all parties, summarized them on a regular basis and offered feedback to ESG Executive Committee.

Stakeholders	Expectations & Appeals	Mode of Communications
Government and Regulators	• Operate in compliance with laws and regulations • Pay taxes according to laws • Create job opportunities • Serve the national strategy • Prevent risks	• Work report and communication • Participate in meetings and major activities • Documents and special reports • Accept supervision

Shareholders and Investors	• Create stable returns • Improve corporate governance • Strengthen investor relationship management • Disclosure information in a timely, accurate and complete manner	• Shareholders’ meeting • Regular announcements and roadshows • Press conference • Meeting of analysts • Arrange investors and analysts to survey branches and subsidiaries
Customers	• Good faith and quality services • Satisfactory customer experience • Rich insurance products • Protect legitimate rights and interests	• Smart service processes • Survey of customers demand/satisfaction • Service hotline • Handling of customer complaints • Characteristic customer activities and value-added services
Partners	• Fair competition • Good faith and mutual benefit	• Daily informal communication • Sign cooperation agreements • Morning sessions and symposiums of sales agents • Special surveys and lectures • Survey of related parties
Employees	• Safeguard basic rights and interests • Assurance for salary and benefits • Occupational health and safety • Career advancement and development • Care for employees

•  Pay wages in full and on time

•  Congress of workers and staff

•  Employees symposiums

•  Training of employees

•  Help needy employees

•  President’s letter box

•  Investigate the needs and satisfaction of employees

Community & Public	• Promote local employment • Take part in public welfare programs • Drive community economy • Targeted poverty alleviation • Serve people’s livelihood

•  Community communications and surveys

•  Carry out public welfare activities

•  Volunteer services

•  Disaster relief

•  Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care

•  Develop health insurance and inclusive medical care

Environment	• Climatic changes • Energy saving and emission reduction • Integrated utilization of resources • Green offices	• Publicity about environmental protection • Disclosure of environmental information • Public welfare activities of environmental protection • Green buildings • Electronic service process

Response to the United Nations Sustainable Development Goals

By fully leveraging the advantages of insurance service, China Life spares no effort in taking such practical actions as supporting the 17 sustainable development goals of the United Nations, strengthening scientific and technological innovation, promoting poverty alleviation, and assisting the construction of the Belt and Road initiative, etc., to demonstrate a responsible enterprise with commitment.

Response to HKEX’s ESG reporting principles

•	Materiality principle

China Life has implemented the ESG materiality identification and assessment procedures in accordance with the requirements of the HKEX’s Environmental, Social and Governance Reporting Guidelines. Through research on national macro policies, analysis of domestic and international social responsibility standards, actual corporate development strategies and plans, benchmarking performance in the industry and stakeholders’ interviews, China Life has identified a total of 20 ESG material issues, and assessed the 20 material issues in terms of their impact on the sustainable development of the Company and its stakeholders, before finally completing the Company’s ESG materiality matrix for 2020. The matrix has been reviewed by the Board of Directors of the Company and this report will provide a targeted response to the results of the analysis.

China Life Materiality Matrix in 2020

•	Quantitative principle

This report discloses quantitative data in accordance with the requirements of Environmental, Social and Governance Reporting Guidelines of the HKEX, in which the environmental data are stated with reference standards, calculation methods and parameters.

•	Consistency principle

This report is consistent with the versions of previous years in terms of the preparation methods and the degree of information disclosure.

I. Serving the overall situation and supporting national strategies

In 2020, China Life was deeply engaged in serving the country’s major regional strategies while playing its part in “ensuring stability on six fronts” and “maintaining security in six areas”. In the special period of mitigating the pandemic impact, China Life paid more attention to its role of economic “shock absorber” and social “stabilizer”. It provided investment, financing support and insurance support services for regional development, to maintain the general situation of economic development and social stability, help to win the battle against poverty and build a moderately prosperous society.

Contributing to the fight against the pandemic

In 2020, 1.4 billion Chinese people waged a thrilling battle against the COVID-19 pandemic and achieved significant strategic results. As a state-controlled financial and insurance enterprise that serves as the “ballast stone”, “driving force” and “stabilizer” for reform and development, China Life resolutely implemented the decisions and deployments of the Party Central Committee, and it made response and took actions in a timely manner. From the initial emergency support for Wuhan to the normalization of the national anti-pandemic work at a later stage, it took only 40 hours to initially respond to the pandemic. China Life resolutely guarded the bottom line of no pandemic gathering in the Company’s system, scientifically and quickly resumed work and production, and allocated corporate resources to meet the anti-pandemic needs at various stages, thus playing the social “stabilizer” role of the insurance industry.

Specialized protection against the pandemic

As a leading domestic life insurance company, China Life has given full play to the role of insurance risk compensation to reassure the unfortunate patients of the new pandemic, warm the hearts of the pandemic fighters and reassure the general public. As of December 31, 2020, China Life has extended the liability of four individual short-term insurance products including “China Life Green Boat Accident Insurance (2013 Edition)”, and extended insurance liabilities on the basis of the original limits for 34 other long-term critical illness insurance products including “China Life Supplementary ‘China Life Happiness’ Early-Payout Critical Illness Insurance (Celebration Edition)”; over 1,400 cases related to the COVID-19 pneumonia were settled, with a payout of over RMB53 million.

Target group	Category	Description
Frontline medical staff in the fight against the pandemic	Guardian Angel Medical Staff Specific Insurance	On January 23, 2020, China Life developed an emergency endowment insurance scheme to provide free special coverage for local healthcare workers fighting against the COVID-19 pandemic in Wuhan and for overseas healthcare workers supporting Wuhan, and the Company quickly extended it to the whole country while adding the COVID-19 pneumonia death liability on top of the original insurance coverage.

Volunteers in the fight against the pandemic	Prevention and Control-related Volunteer Specific Insurance	China Life cooperated with the Ministry of Civil Affairs to develop a donation insurance scheme for pandemic volunteers, providing special insurance support for 1 million pandemic prevention and control volunteers and extending the liability for hospitalization benefits for confirmed COVID-19 pneumonia cases on top of the original insurance coverage.

Students	China Life Supplementary Worry-free Education Insurance for Specific Infectious Diseases	According to the requirements of the national pandemic prevention and control plan and market demand, China Life developed a special insurance product to meet the needs of students who are of high concern to the society to resume schooling. It specified the related insurance liabilities such as those related to confirmed diagnosis and hospitalization allowance.

Support for customer service

In order to do a good job in the joint prevention and control of the COVID-19 pneumonia pandemic, China Life issued Notice on Adjustment of Some Preservation Service Rules during the Prevention and Control of COVID-19-Infected Pneumonia Pandemic, in accordance with Notice on Strengthening Financial Services in the Banking and Insurance Industry to Cooperate with the Prevention and Control of COVID-19-Infected Pneumonia Pandemic (CBIRC-Ban-Fa [2020] No. 10) and Notice of the CBIRC General Office on Further Improving Pandemic Prevention and Control during Financial Services (CBIRC-Ban-Fa [2020] No. 15) and other policy guidelines. By doing so, the Company took the lead in introducing a series of preferential policies for preservation services, benefiting 3.2 million customers and 3.3 million insurance policies.

In October 2020, the Central Financial League Working Committee issued “Decision on Commending Advanced Collectives and Individuals of Youth Volunteer Service in the National Financial System for the Combat against the COVID-19 Pneumonia Pandemic”, and the Youth League Branch of China Life Urumqi Branch and its employees Hu Weili, Lin Song and Dai Kexin were awarded the titles of Advanced Collective and Advanced Individual of Youth Volunteer Service in the National Financial System for the Combat against the COVID-19 Pneumonia Pandemic, respectively, in recognition of their outstanding performance in this severe battle.

Service type	Service details
Service optimization

•  Proactively extending the grace period for policy renewal payments and extending the deadline for policy reinstatement application;

•  Actively reducing interest for customers and exempting interest on policy reinstatement;

•  To reduce the need for customers to go out to do business, we increased the self-claiming limit for the survivor/maturity benefit, and introduced “online customer service” in severe pandemic-stricken areas such as Hubei;

•  To reduce customers’ waiting time, we provided an exclusive 95519 voice navigation service for pandemic;

•  Issuing Notice on Full Refund of Insurance for Non-realized Short-term Travel during the Pandemic to provide full refund for customers who bought insurance for non-realized travel during the pandemic.

Health protection

•  In February 2020, the “China Life Massive Health” platform opened the “Anti-COVID-19 Pandemic Service Zone”, providing eight services, including online consultation, early screening of COVID-19 and video consultation with Chinese medicine practitioners, for the purposes of providing customers with a full range of services, from knowledge on pandemic prevention and early screening through self-testing to online free diagnosis and consultation with Chinese medicine practitioners. The number of visits to the zone exceeded 500,000 in 2020;

•  Jointly with a third-party company, we launched the “Home Immunization Program” and provided 3,000 free oximeters to customers in Beijing, Shanghai, Hebei and Shanxi, for the purposes of enabling users to complete early screening and boosting their immunity under the guidance of professional doctors through self-testing and online consultation at home;

•  China Life’s WeChat public account launched the “COVID-19 Quick Test” service, providing customers with a one-minute self-test service for COVID-19 pneumonia. The number of its use reached 450,000 in 2020.

Anti-pandemic services	• The APP launched the “Real-time COVID-19 Enquiry during Travel” service, providing customers with 267,000 enquiries on the latest updates about airports and high-speed trains.

Over-the-counter pandemic prevention

•  China Life established a weekly report mechanism concerning the business situation and a video sampling mechanism during the pandemic period, and required the counters at all levels of the system to make reasonable arrangements for business operations, increase online services and pandemic prevention and control publicity, focus on over-the-counter pandemic self-examination and prevention, strengthen health monitoring and reporting, enhance safety and security at the counter premises, and offer more care to frontline service personnel at the counters, so as to fully guarantee the safe resumption of work at the outlets and achieve zero infection at the counters nationwide.

Case: China Life wins “Special Award for Smart Anti-pandemic Work”

At the “China Data Intelligence Application Summit and the 10th Golden Bell Awards 2020”, co-organized by the China Scientific and Technological Consultancy Association and the Big Data Division of the China Software Industry Association, China Life was awarded the “Special Award for Smart Anti-pandemic Work” for its outstanding contributions to the country’s anti-pandemic endeavor and to the resumption of work and production through smart technology in the battle against the pandemic.

Promoting regional development

China Life has taken the initiative to meet national strategic requirements and our own development needs by giving full play to the leading and demonstrative role of insurance funds. The Company is engaged in promoting coordinated development in major areas by making coordinated layout and taking multiple measures to promote the coordinated development of the regional economy.

Serving Beijing-Tianjin-Hebei coordinated development	Financial support

•  In 2020, China Life set up the Beijing Urban Subcenter Industrial Development Fund in cooperation with Beijing Investment Group Co., Ltd., with the recent scale reaching nearly RMB10 billion. It aims to participate in the construction of infrastructure, environmental improvement, public services and industrial development projects in Beijing Subcenter.

•  China Life invested in the establishment of a water fund worth RMB24 billion jointly with BEWG, and China Life’s investment amounted to RMB12 billion, mainly in water affairs and water environment development projects in the Beijing-Tianjin-Hebei region.

•  China Life invested RMB3.01 billion in the establishment of the Electronic City Fund which is worth RMB4.302 billion. The investment targets at national key science and technology parks in Beijing and Tianjin to jointly build a collaborative platform for scientific innovation by integrating industry and finance.

•  China Life invested RMB2 billion to set up the Xiong’an New Area Baiyangdian Ecological and Environmental Protection Fund which is worth RMB7.5 billion. The investment targets at ecological and environmental protection projects in Baiyangdian, Xiong’an New Area, with a focus on environmental protection operations, and with infrastructure projects related to energy, transportation and municipal functions as the priority.

Supporting the construction of the twin-city economic circle in the Chengdu-Chongqing region	Insurance support

•  China Life worked on building and improving a full-coverage, fundamentally available and sustainable livelihood protection system for rural families, with nearly 700,000 people voluntarily participating in the insurance scheme through the “government-run platform and China Life’s operation”. It has covered all registered and archived poor households. In 2020, Wenjiang, Dujiangyan, Xindu and other areas were added to effort to carry out comprehensive poverty alleviation insurance.

•  China Life established a “five-in-one” “precise poverty eradication insurance” mechanism, which turned from a single rural petty insurance, to provide protection against accidents, critical illnesses, serious diseases and deaths, and protection for farm buildings. The insurance covered 27 districts and counties.

Financial support

•  China Life invested RMB2 billion in the “China Life Investment-Chengdu Rail Transit Creditor’s Investment Plan” for the debt restructuring and supplementing working capital of Phase I of Chengdu Metro Line 2 and Line 2 West Extension projects, so as to support the construction of Chengdu Rail Transit and other infrastructure projects.

•  China Life invested RMB6.5 billion in the creditor’s investment plan issued by China Merchants Group, as the main financier, for the Chongqing Dongshuimen Yangtze River Bridge project, the Qiansimen Jialing River Bridge project and the Chongqing Zengjiayan Jialing River Bridge project, as an effort to support the development of real economy.

Supporting the integration of the Yangtze River Delta and the construction of the Changjiang River Economic Belt	Insurance support

•  China Life designed and developed the “China Life Yangtze River Delta Tanganbao Medical Insurance, which combined the special medical service resources of the Yangtze River Delta region to provide exclusive health protection for diabetic patients.

•  China Life promoted the “Care Insurance” (with the COVID-19 liability covered) group insurance product package, adding liability for disability and death caused by COVID-19 pneumonia that has been diagnosed, and providing insurance support to small and micro enterprises in the Yangtze River Delta to resume work and production.

Financial support

•  China Life actively implemented and promoted investments in XCMG projects and Wuhan Metro projects. Among them, the cumulative scale of investment in XCMG projects was approximately RMB2 billion, and Wuhan Metro Group contributed approximately RMB9.8 billion to serve the construction of the Changjiang River Economic Belt.

Contributing to the revitalization of Northeast China	Insurance support

•  China Life cooperated with local governments to provide supplementary bottom-line medical insurance for poverty alleviation. As of December 31, 2020, a total of 435,000 registered and archived poor people in Heilongjiang were provided with insurance support services with a payout of RMB7,326,000.

Financial support

•  China Life actively supported the comprehensive revitalization of Northeast China through bonds, equity and debt alternative projects, with a cumulative investment of RMB65.353 billion as of December 31, 2020.

•  China Life invested in the “China Life CCCC Urban Development Investment Fund” and invested in projects such as the Dalian Bay Undersea Tunnel and the Guangming Road Extension Project PPP, to actively support the development of the real economy in Northeast China.

Based on its insurance expertise, China Life has responded to the Belt and Road Initiative by providing health protection for enterprises and personnel stationed abroad. In 2020, China Life cooperated with health commissions in Beijing, Shanxi, Fujian and Shaanxi on the Belt and Road series of insurance products, covering a total of 371 doctors sent abroad by China. With a total insured amount exceeding hundreds of millions of RMB, it covered death, disability, medical expenses and emergency assistance services abroad. In addition, China Life branches were cooperating with local BRI-related enterprises to design special products to meet actual needs.

Efforts in implementing rural revitalization

In an effort to win the anti-poverty fight and to promote the effective connection between comprehensive poverty eradication and rural revitalization, China Life launched the “Beautiful Counties and Happy Villages” project in 2020. Relying on the specialized insurance expertise and focusing on counties and rural economic zones, we have provided an effective “stabilizer” and “booster” for the rural revitalization strategy and the process of county development. China Life is committed to promoting the in-depth integration of modern financial services, including insurance products, in counties and villages, bringing modern health and life protection to rural residents, and joining hands with partners to help modernize the overall governance system and capacity of our society.

Promoting innovation of insurance products and services in counties	Exploring different promoting models for petty insurance, such as “whole village insurance”, “joint interaction”, “Credit Insurance 1+1”, “small group policy” and the combination of poverty alleviation funds with mutual-aid cooperatives.

Creating “China Life’s Most Beautiful Insurance Model Townships”	China Life were engaged in: exploring and encouraging the development of more outlets to become “service stations” that effectively cover the insurance needs of rural areas, taking the initiative to promote insurance policies to rural residents, actively recommending and doing a good job in agricultural insurance programs, and enabling more villagers to use insurance to improve their own level of protection and to prevent poverty due to illness or repeated poverty due to illness and accidents. In 2020, the Company continued to carry out the “China Life’s Most Beautiful Insurance Model Townships” event in county areas, and selected 47 “China Life’s Most Beautiful Insurance Model Townships” in 2020 from tens of thousands of townships.

Participating in the construction of county-level medical and health community	China Life’s county-level medical and health community aims to, based on the regional health information platform, build a closely connected and comprehensive medical and health service system with integrated township and county services, where county-level hospitals serve as the leader, township health centers as the hub, and village clinics as the foundation. China Life gives full play to the role of big data, Internet, cloud computing and other technologies in the informatization of the medical community, and combines its advantages in policy-related businesses to promote the in-depth integration of information technology, offline services and the medical community. It works to assist and benefit the people so that they can stay free from illnesses as much as possible, become less likely to get sick, and enjoy affordable and accessible medical services.

In August 2020, a total of 18 ambulances worth approximately RMB 6 million were donated to 14 impoverished counties and 4 key support-receiving counties in Henan Province through the China Life Charity Foundation, to further improve access to medical and emergency care in impoverished areas.

Strictly preventing financial risks

China Life consistently stresses that safety is a prerequisite for development and without safety we would achieve nothing, therefore we must co-ordinate development and safety, and always put the prevention and resolution of major risks in a prominent position. On the one hand, we should, within the enterprise, strictly adhere to the risk bottom line, improve the risk control system, and optimize risk control procedures; on the other hand, we made efforts to enhance the public awareness of financial risk prevention, cut off the root causes of illegal financial activities such as illegal fund-raising and money laundering, and jointly helped maintain the social and financial stability.

Management system	Management details
Top-level design for risk management

•  In 2020, China Life organized regular meetings of the Risk Management Committee, established a long-term tracking mechanism for outstanding risk issues, strictly implemented rectification and reform measures, and strengthened the Company’s risk control efforts through the Risk Management Committee;

Risk appetite management system

•  In 2020, China Life gradually enhanced the level of specialized development and comprehensive service capacity in the quantitative analysis sector, conducted independent risk assessment of major operational matters, and enhanced the service and support of quantitative risk analysis to the Company’s operational decisions at a macro level;

•  China Life implemented a mechanism for the transmission of risk appetite, improved the risk monitoring and early warning system at the general and branch levels, conducted early warning, effective tracking and timely intervention of operational risks, and extended the risk monitoring and service network to the grassroots and business sources.

Special governance of key risks

•  In 2020, China Life built six key governance groups, respectively for sales, finance, operations, anti-money laundering work, assets and administration. While fully following regulatory requirements, the Company clarified governance objectives and responsibilities, started with top-level design to break down governance initiatives, improved management and control systems, optimized information systems, actively promoted rectification of problems, and achieved significant results in governance.

Regular early warning and monitoring of risks

•  China Life built a risk limit system, focused on key areas, key parts and key risks to make risk management more scientific, and continuously strengthened the monitoring of risk limits. It realized the breakdown of indicators downwards, for the purpose of providing a powerful basis for risk control and improving the management approaches at the grassroots level. It also set up key risk monitoring modules, developed and refined a tracking and retrieval mechanism for major risk indicators, so as to carry the management over risk appetite limits through to the grassroots;

•  The Company introduced a business quality evaluation mechanism from a risk perspective to conduct early warning, effective tracking and timely intervention. It completed risk appetite settings that serve the Company at all levels while providing services to the grassroots in all aspects and extending the risk monitoring and service network to the source of business;

•  The Company strengthened risk control of investment assets. It improved the quantitative model for stress testing, iteratively updated the investment risk indicator library, regularly summarized risk warning information and negative public opinion, issued risk alert letters, and extended monitoring and warning to the underlying assets of investment projects, in a bid to uplift the Company’s effectiveness in investment risk management to a new level.

In 2020, China Life strengthened its integrated management of internal control, operational risk and compliance, and issued Management Measures for Self-Assessment of Operational Risks and Relevant Control (Trial), Management Measures for Key Operational Risk Indicators (Trial) and Management Measures for the Collection of Data on Operational Risk Loss (Trial). It carried out the work on the “grid-based matrix of operational risk control points”, analyzed each control measure of the Company, integrated work related to internal control assessment and operational risk, and promoted the detail-oriented management of operational risk.

In 2020, China Life continued to deepen the effectiveness of its Solvency II risk management capabilities and maintained a Class-A rating for 11 consecutive quarters in its overall risk rating. At the same time, China Life undertook the construction of the second phase of the CBIRC’s Solvency II project, which was highly recognized by the regulatory authorities.

Intelligent risk control

Real-time tracking of risk control views	Intelligent sales misinformation identification system	Building a data mart
In 2020, China Life fully launched the view system for risk control problems to enable comprehensive review of institutional risk issues, to support downward investigations from provinces, cities to counties on a level-by-level basis, and to achieve precise positioning of high-risk institutions and real-time tracking of the problem rectification process.	In 2020, China Life promoted the full application of the intelligent sales misinformation identification system on the PC terminal + mobile terminal, for the purpose of enabling employees and sales personnel to independently query and detect various training courseware and promotional materials. The system can automatically identifies and prompts illegal content, so as to achieve more timely and efficient risk prevention and control.	China Life unified front-end application frameworks, risk data marts and data services. It integrated the functions of the total risk system at the business level, and built a basic framework for the subsystem of the total risk portal, thus laying the foundation for the realization of single sign-in for multiple total risk sub-systems.

Preventing illegal fundraising

China Life, in accordance with the requirements of China Life Management Measures for Prevention and Disposal of Illegal Fundraising, revised the Management Measures for Prevention and Disposal of Illegal Fundraising Risks in 2020. At the same time, it gradually promoted the intelligent identification technology for illegal fundraising, and realized data model optimization and continuous iterative upgrade. In that way, it employed technical means to realize more accurate and clearer identification of illegal fundraising-related risks.

In 2020, China Life organized publicity month activities concerning illegal fund-raising, which was themed on “Keep well your money bag and protect your happy home”. It resorted to media resources to enlarge the effectiveness of publicity to urban and rural residents, and to enhance the awareness against illegal fundraising through all-round publicity on the official website, official WeChat account, cloud assistant, APP, etc. It drew the participation by a total of 5,169 outlets and was exposed to a total of 613 media reports.

Anti-money laundering work

In 2020, China Life continued to implement anti-money laundering regulatory requirements and strictly fulfilled its anti-money laundering obligations. In terms of the rules and systems, it kept improving the anti-money laundering-related regulations, broke down related work processes and requirements, and further standardized work in this area.

In terms of technological application, China Life continued to upgrade the functions of the anti-money laundering system, strengthened the application of related verification and intelligent identification, enabled “visualized process, automated process and intelligent analysis” of the anti-money laundering system, and boosted the effectiveness of the anti-money laundering system.

In terms of anti-money laundering publicity, the Company actively organized various publicity activities. By putting up a total of more than 80,000 posters and issuing nearly 160,000 copies of publicity materials, it endeavored to popularize anti-money laundering knowledge among the public.

II. Protecting people’s livelihood and demonstrating the insurer’s responsibility

In order to meet the growing health needs of the people, China Life actively brought into play its advantages in insurance expertise, involved in in-depth practice in the areas of pension, medical care, education and poverty alleviation, participated in the construction of a multi-level social security system to build a prosperous society and to help enhance the people’s sense of achievements, happiness and security.

Providing diversified protection

In 2020, China Life continued to enlarge the coverage of its insurance products to serve the people’s healthy and happy life, and effectively meet the needs of different groups.

China Life’s Inclusive Insurance System

Soldiers’ insurance	• In 2020, China Life completed the renewal of agreements with soldiers and armed policemen, covering all active military and armed police personnel.

Pension insurance

•  China Life promoted the “massive health” strategy to build an old age insurance system, and has released three series of exclusive products, including “Xiyangbao”, “Xiyanghong” and “Yin Ling An Kang” to cover a number of insurance demands.

•  To meet the diversified insurance needs of the elderly population, China Life released two exclusive products in 2020, namely, “China Life Yin Ling An Kang Comprehensive Accident Insurance” and “China Life Yin Ling An Kang Comprehensive Group Accident Insurance”.

•  China Life engaged in insurance donations for the elderly population and deepened cooperation with Offices For The Aging and Center For Elderly Service Development to improve the insurance support provided among the elderly population.

•  China Life promoted knowledge on insurance for the elderly and cases of claims and helped the elderly and the public to increase their knowledge on the elderly insurance in the form of the “Spring Festival for the Elderly” and the “Yin Ling An Kang” event.

•  As of December 31, 2020, 33 branches nationwide were engaged in accident insurance for the elderly, covering over 60 million elderly people, with a cumulative payout of approximately RMB 1.27 billion, accounting for 24% of the country’s elderly population.

Welfare insurance

•  China Life made active efforts to meet the needs of local governments in different regions for a people-benefiting version of medical insurance, helped build a multi-level medical security system, and provided the insured clients with compensation for large medical expenses apart from the basic medical insurance and critical illness insurance, so as to effectively improve the level of medical security for the people. By the end of December 2020, the Company has launched 12 city-specific customized supplementary medical insurance projects in 8 provinces and municipalities, including Shenzhen, Guangdong, Zhejiang and Sichuan.

Family planning insurance

•  China Life donated RMB 15 million of funds and insurance to the China Family Planning Association’s “Assistance Project for Special Birth-Control Families” to provide multi-faceted protection, including accident and medical insurance, and to increase support for families subject to birth control.

•  China Life launched the “China Life Micro-health” video series on the Wechat platform of the China Family Planning Association to provide value-added health services and enrich the health knowledge of families subject to birth control.

•  By December 31, 2020, accidental injury insurance was made available among 34 branches nationwide for families subject to birth control, covering nearly 15 million families.

Women’s insurance

•  China Life made a series of insurance donations in such events as the Spring Wind Action, Her Health – Happiness in Guangdong, and Healthy Life in Beautiful Shaoguan, to raise women’s awareness of health risk prevention and support their development.

•  As of December 31, 2020, 25 branches nationwide launched women’s care insurance, covering over 14.48 million female customers, providing approximately RMB 2.7 trillion in insurance support, and paying out a total of approximately RMB 4.9 billion in claims to sick women.

Students’ safety insurance

•  Further improved the product system and developed a total of 9 new products of students’ safety insurance to provide richer insurance options.

•  Provided convenient means for insurance application and expanded the coverage of students’ safety insurance, with nearly 70 million students and children insured.

Case: Pilot program for individual tax-deferred commercial pension insurance

In 2020, China Life provided a total of 8,857 policies in the pilot areas for individual tax-deferred commercial pension insurance (“tax-deferred pension insurance”), generating a premium income of approximately RMB13.94 million. The Company’s tax-deferred pension insurance policy strictly follows the design principles of “stable income, long-term lock-in, lifelong payout and actuarial balance” and includes three types of insurance liabilities, namely pension annuity payment, total disability guarantee and death guarantee. In this sector, the Company provides three types of products, featuring defined benefit, guaranteed benefit and floating benefit respectively. They are payable after the policyholder reaches the retirement age as stipulated by the country. The products are designed to provide a combination of security, income and long-term benefits.

The Company paid close attention to the various policy developments of tax-deferred pension, participated in the bidding of tax-deferred pension business for various customers, actively maintained the platform of the tax-deferred pension system, tracked and supervised the development of this business, and made preparations for the expansion of its coverage.

Contributing to the Healthy China strategy

China Life keeps promoting its “massive health” strategy, integrating health care resources and facilitating digital health management to help develop the “Intelligent China” and “Healthy China” programs. With technology as the key support, the Company is committed to building a health ecosystem that covers the entire life cycle, so as to meet the multi-level and diversified medical needs of urban and rural residents, promote the development of the industrial ecosystem and further improve the medical support system.

The “Massive Health” strategy

During the COVID-19 pandemic in 2020, China Life pushed forward its “Massive Health” strategy, accelerated the development of online and offline platforms, and promoted the application of the “basic medical insurance + critical illness insurance + commercial insurance” settlement model that integrates government and business resources. China Life continued to improve the functions of “Massive Health” platforms and improving the user experience that they offer. In 2020, the number of new registrations on the “Massive Health” platforms exceeded 7 million, with a total of over 19 million registrations and more than 10 million users.

Policy-based health insurance

China Life actively implements the decisions and deployment of the Party Central Committee, make efforts to meet local medical security needs, and enthusiastically participates in the building of a multi-level medical security system. At the same time of playing its role as a central enterprise, it contributes to the implementation of the Healthy China strategy. In the sector of policy-based health insurance, China Life takes businesses such as illness insurance, supplemental medical insurance, long-term care insurance, and entrusted management of health insurance as critical, serve people’s livelihood, innovates professional services, promotes the transformation of government functions, enhances people’s sense of gain, and participates in social governance. The Company has produced obvious social benefits and values while maintaining its commercial attributes.

China Life’s policy-based health insurance products

Exclusive products for critical illnesses	• China Life Supplementary Major Medical Expenses Insurance for Rural and Urban Citizens (Type A) • China Life Supplementary Major Medical Expenses Insurance for Rural and Urban Citizens (Type B)

Long-term care products	• China Life Group Care Insurance (2020 Edition)

“Wonderful Life Insurance” Series products

•  China Life Wonderful Life Group Medical Insurance (2020 Edition)

•  China Life Wonderful Life Group Supplementary Medical Insurance for Precise Poverty Alleviation (2020 Edition)

•  China Life Boundless Love Group Insurance for Specific Diseases

•  China Life Wonderful Life Group Medical Insurance (Welfare Edition)

In 2020, the policy-based health insurance business of the Company experienced sustained and rapid development.

While continuously improving the coverage of its products, China Life actively enhanced its health insurance entrustment business. In 2020, the Company promoted its payment method reform and improved the security of fund supervision, and successfully implemented 11 health insurance fund monitoring projects and two payment method reform projects in Heilongjiang, Liaoning, Shanxi, Guangdong, Guizhou and Hainan.

Insurance + Technology

China Life has been implementing “Healthy China 2030” Blueprint and Action Plan for Promoting High-Quality Development of the Health Industry (2019-2022), actively increasing the supply of new health insurance products and responding to the new requirements of “insurance + health” in the new era.

Case: China Life and Wonders Information sign a strategic cooperation agreement in Beijing

In 2020, China Life and Wonders Information Co., Ltd (“Wonders Information”) signed a strategic cooperation agreement and launched the Manniu Health App. The two parties will work together to integrate resources from the fields of technology and health to create an “insurance + health” ecosystem covering the whole population and the whole life cycle and build a new generation of health management platform integrating health screening, health intervention, medical services, health mall, life testing and health finance. The Manniu Health APP is committed to breaking through geographical restrictions and giving full play to the Internet medical care’s advantages of zero contact, fast response and high recognition, in a bid to enable technological achievements to empower insurance, medical and health management, and let “insurance + technology” and “insurance + health” benefit the people.

Commitment to social welfare

China Life has long been showing concerns to social welfare and charity, actively building a team of employee volunteers and giving back to the community through various means. Under the guidance of Management Measures of China Life Insurance Company Limited for Public Welfare Donations and China Life’s Volunteer Management Measures, the Company keeps carrying out volunteer service projects and public welfare actions. In 2020, China Life donated RMB 2.32 billion to outside recipients.

Case: China Life’s young painters bring “art back to the mountains”

China Life has long been paying attention to the development of art education for young people and running the China Life Little Painters campaign for 10 consecutive years. The Company organizes online art works selection, holds the charity donation activity entitled “art back to the mountain”, cares about the growth of children and helps their all-round development. In 2020, the Company provided millions of children’s families with the opportunity to participate in the online competition and hired leading experts to comment on their artworks, so as to improve the quality of young people’s art classes and to guide families of its kind to focus on the educational needs of children in poor areas. The Company delivered stationery for music and art classrooms, specialized courses and painting tools to primary schools in mountain villages in five provinces.

Case: China Life 700 healthy walk event

The China Life 700 healthy walk event is a combined online and offline event initiated by China Life. At the offline level, the Company invites people with disabilities and other special groups to participate, and has thus built a platform for exercise and health; at the online level, the Company encourages employees to win Love Master medals through the exercise app, so that their data of exercise and sign-in can be turned into charity donations, and the Love Master medals can be exchanged for goods to help the poor and farmers. By December 31, 2020, the event conducted a total of over 200 offline health running activities.

In 2020, more than 30 volunteer teams under the leadership of the Company’s Youth League Committee contributed China Life’s strength to the society by carrying out more than 200 volunteer projects with a total of over 4,000 employee volunteers. The Company’s outstanding volunteer teams and volunteers were awarded various honors at all levels.

Outstanding volunteer teams	• Ying Shan Hong Volunteer Team from Shanghai Branch • Youth League Branch Members’ Volunteer Team from Xinjiang Urumqi Branch

•  Silver Award winner in the Fourth China Youth Volunteer Service Project Competition

•  The “Advanced Group of Youth Volunteer Service in the National Financial System for Combating COVID-19 Pandemic” title

Outstanding volunteer	• Li Jinjian, a marketer from Guangdong Branch

•  He was given the name of “Young Lifting Master” after a video showing him lifting cables for two hours was widely disseminated on the official accounts of the People’s Daily, Xinhua News Agency and other platforms

III. Be pragmatic, conscientious and adhere to stable operation

Guided by the strategy of “Reinvigorating China Life”, China Life has forged ahead in line with the principles of “stressing corporate values, building stronger teams, stabilizing growth, developing science and technology, upgrading services, and preventing risks”. By operating in accordance with laws and regulations, enhancing capacity building, and facilitating innovative transformation, the Company has been able to achieve value-driven and high-quality development.

Improving corporate governance

As a financial and insurance company that is listed in New York, Hong Kong and Shanghai stock exchanges, China Life has rigorously followed the listing rules and regulatory requirements of the three cities, and constantly improved its own governance framework and structure.

Governance framework of China Life

In 2020, China Life strengthened the information disclosure system, implemented regulatory provisions on information disclosure, improved the quality of information disclosure, and ensured that investors, especially small and medium-scale ones, have timely and equal access to relevant information that would affect their value judgment and investment decision-making. The general meeting of shareholders, the board of directors and the board of supervisors operated in strict accordance with the rules of procedure. In 2020, the Company actively responded to the daunting challenges brought by the COVID-19 pandemic by exploring new and flexible working models, such as tele-conferencing and held 2 shareholders’ meetings, 10 board meetings and 5 supervisory board meetings.

By December 31, 2020, Moody’s Investors Service had assigned A1 Insurance Financial Strength (IFS) rating to China Life with a stable outlook. Fitch Ratings affirmed the IFS ratings of China Life at A+ with a stable outlook. Standard & Poor rated China Life IFS and long-term Issuer Credit Rating (ICR) A+ with a stable outlook.

Innovating in investors management

China Life has communicated with investors in an effective manner and through wide-ranging channels. We have earnestly implemented the Regulations on Management of Investor Relations and Measures for Management of Investor Relations Channels and strengthened exchanges with the capital market and the investor community.

In 2020, despite the adverse impact of the pandemic, China Life managed to hold four annual, semi-annual and quarterly press conferences on performance as scheduled, with a turnout of more than 3,400 analysts and investors. Livestreaming of these events received nearly 17,000 views in total. The Company also hosted more than 100 virtual non-deal roadshows that attracted companies from North America, South America, Europe, Asia and Oceania. Throughout the year, 339 online, telephone and offline meetings were held with investors and analysts, covering more than 2,700 individuals.

China Life opened an official WeChat public account and a mini-program on investor relations to enable timely access to our developments and dynamics. By December 31, 2020, over 300 company announcements and articles on performance highlights had been released on the official account, receiving 32,141 reads.

Case: China Life organizes 2020 Open Day

On December 8, 2020, China Life invited investors, analysts and the media to join in 2020 Open Day. Mr. Su Hengxuan, President of China Life, senior executives joined the senior management to conduct in-depth exchanges with 2,100 investors, analysts and journalists from home and abroad.

Open Day serves as a critical channel for China Life to communicate with investors, analysts and the media. We showcased the outcomes of Project Ding Xin, exhibited Yi Ti Duo Yuan, our diversified sales framework, and advertised Sci-Tech China Life Program, a digitization drive. In 2021, we would build upon the work done in 2019 and 2020 to continue to improve the organizational structure and business mechanisms and enable the comprehensive reform measures to drive the vision of “Reinvigorating China Life”.

Improving information disclosure

The quality of information disclosure directly affects investors’ viewpoint on our Company. Therefore, China Life has constantly improved the information disclosure system, implemented the regulatory provisions regarding information disclosure, and ensured timely, fair, authentic, accurate and complete information disclosure. We have also sticked to the underlying theme of reform and development and disclosed the information that interests most investors in a timely manner. These efforts have increased the effectiveness of information disclosure.

In 2020, China Life formulated and disclosed, in an efficient manner, 2019 Annual Report of A/H Share, ESG & Social Responsibility Report of 2019, 2019 US Annual Report on Form 20-F, 2019 Annual Report on Japan, 2020 Interim Report of A/H Share, 2020 Japan Interim Report, and 2020 Q1 and Q3 Reports of A/H Share. The Company also published 422 provisional notices and documents in New York, Hong Kong and Shanghai. Shanghai Stock Exchange affirmed our 2019-2020 information disclosure work at A Level, a second time that China Life received this honor after last year.

Operating in compliance with laws and regulations

China Life gives priority to operation within the boundary of laws and regulations, improves the three-tiered compliance management system, enhances the operational and management capabilities of compliance, and prevents and defuses major compliance risks.

Improving party conduct and building a clean government

China Life strictly abides by intra-party regulations such as Regulations on Disciplinary Action of the Communist Party of China, implements the guiding principles of the CPC Central Committee’s eight-point decision, constantly enhances party conduct and cracks down on corruption, continuously improves the system documents regarding anti-corruption and anti-bribery, and further enhances our capabilities of daily supervision and accountability.

In 2020, China Life revised Interim Provisions for Leaders of China Life Insurance Company Limited in Handling Weddings and Funerals, and the Handbook on Integrity and Self-discipline of CPC Members and Leaders of China Life Insurance Company Limited. The Company also printed and distributed the Measures for the Management of Letters, Complaints, Problems and Clues of the Discipline Inspection Commission of China Life Insurance Company Limited (Trial), Measures for the Implementation of the Interview and Inquiry Work of the Discipline Inspection Commission of China Life Insurance Company Limited (Trial) and Measures for Case Trial of the Discipline Inspection Commission of China Life Insurance Company Limited (Trial).

China Life organized education on integrity and honesty, and carried out special inspections to ensure the effectiveness of anti-corruption and anti-bribery efforts. In 2020, the Company worked to address four bad practices, namely formalities for formalities sake, bureaucratism, hedonism and extravagance, and organized a special inspection of the implementation of the eight-point decision of the CPC Central Committee. We also arranged a number of clean governance education sessions. The Secretary of the Discipline Inspection Commission conversed with managers and executives on clean governance, taught, for four times, managers and cadres of branches and young leaders special courses on implementing the guiding principles of the eight-point decision of the Party Central Committee, and recorded special video courses on the knowledge and skills regarding integrity and self-discipline for Party members and leaders. The Company also organized twice the warning education for all Party branches and issued four times of honesty reminders on important festivals.

In 2020, China Life recorded zero lawsuit resulting from corruption.

Case: China Life organizes 5 training sessions for discipline inspection cadres

In 2020, China Life organized 5 training sessions for discipline inspection officials, sent 39 discipline inspection cadres to participate in four phases of professional training courses for discipline inspection cadres of central (financial) enterprises to enhance oversight and discipline enforcement and selected more than 128 cadres to participate in comprehensive professional training courses for discipline inspection of our Company.

Whistleblower protection mechanism

China Life strictly follows the Work Rules of Discipline Inspection and Supervision Organs for Handling Complaints and Charges, establishes protection measures for informers and ensures the information security of petitioners while effectively implementing the supervision mechanism. The Company strictly forbids disclosure of any relevant information of the complainants and companies and individuals at all levels are not allowed to trace the informants and accusers without authorization. Violators shall be dealt with in accordance with the Company’s system. A mechanism for handling and accountability of reported cases shall be set up, and four methods shall be adopted in accordance with the regulations to address problematic clues, namely, conversation and inquiry, preliminary verification, pending investigation and settlement. The authenticity and accuracy of reported cases shall be actively verified. If verified to be true, they shall be dealt with rigorously.

Continuous procurement compliance

In managing supply chains, China Life strictly abides by the relevant laws and regulations, formulates a series of procurement management policies, standardizes the procurement process, improves the procurement efficiency, and avoids compliance risks.

Managing procurement from suppliers

In order to ensure the fairness and justice of procurement and make it more efficient, China Life has continuously updated its procurement management system, requiring the whole Company to strictly implement The Law of the People’s Republic of China on Bid Invitation and Bidding and other relevant regulations, so that suppliers will not be treated differently under the standardized, honest and fair procurement management procedures.

As of December 31, 2020, there were 11,975 registered suppliers from which we made centralized procurement.

Company category	Number of registered suppliers for centralized procurement
Company on the Chinese mainland	11,828
Hong Kong/Macao/Taiwan-invested company	77
Foreign-invested company	43
Exclusively foreign-owned company	27

ESG governance of suppliers

China Life has introduced the requirements of sustainability into the process of supplier access, management and evaluation and paid attention to suppliers’ comprehensive ESG performance in environmental conservation and protection of employees’ rights and interests. In 2020, we formulated ESG and Social Responsibility Management Measures of China Life Insurance Company Limited (Trial), which put forward higher standards for the ESG management of the supply chain and incorporated the ESG requirements into every link of the supply chain management.

Referring to Standard & Poor’s Global ESG Industry Risk Research and other risk identification methods at home and abroad, China Life determines the ESG risk of centralized procurement projects, identifies high-risk ESG centralized procurement projects, and regularly reports the project list to ESG Executive Committee. In the access stage, the Company requires potential suppliers of ESG high-risk centralized procurement projects to provide relevant ESG certification and improve their capacity building in environmental governance, occupational health and safety and information security.

Identification of ESG risk for supplier

•  ESG risk is evaluated for centralized procurement projects and ESG risks are managed in combination with the type and amount of procurement projects.

•  The list of high-risk ESG procurement projects is regularly submitted to ESG Executive Committee for review.

Access management of supplier

•  The ESG requirements are included in the Supplier Statement and all potential suppliers are required to declare their compliance with relevant laws and regulations on major issues such as environment, labor and anti-corruption.

•  According to the requirements of ESG Executive Committee, China Life implements ESG management for centralized procurement suppliers and considers their ESG comprehensive performance on green development, low-carbon operation, labor management and clean governance.

Exit mechanism for supplier

•  If major ESG violations occur to suppliers of centralized procurement projects during the service period, and if they are subject to administrative punishment or judicial treatment, they shall be submitted to ESG Executive Committee for review and should report to Centralized Procurement Committee.

•  If proven guilty, the supplier shall be eliminated from the procurement process in private bidding.

IV. Innovating together and improving service experiences

China Life implements the strategy of “Reinvigorating China Life”, gives full play to the unique advantages of customers, teams and outlets accumulated over years, gives priority to customers, develops new product portfolios, strengthens technological innovation and empowerment and provides customers with “convenient, quality and warm” insurance services.

Developing new products

China Life puts customers first and commits to innovation-driven development. According to market dynamics and customer demands, the Company optimizes research and development technology, develops new product portfolios and constantly improves product and intellectual property management methods, so as to provide guarantee for product development and sales and meet customers’ diversified needs.

Product innovation and development

China Life adheres to the customer-centered philosophy, fully considering the needs of customers and possible risks. In designing and developing life insurance products, the Company takes into account the protective functions provided by the products, analyzes the risks brought by people’s disease, disability, death and medical treatment and establishes the reasonable risk hypothesis in line with the future development trend. Meanwhile, China Life considers the impact of economic environment and market developments on asset allocation and investment returns and conscientiously designs practical and comprehensive insurance products for customers.

In 2020, China Life revised and issued the Management Measures for Product Development of China Life Insurance Company Limited and the Management Measures for Product Suspension of China Life Insurance Company Limited to make clear its provisions on optimizing product development processes and product sales. According to the needs of different types of customers, the Company developed 52 new products in personal insurance channels, bancassurance and e-commerce channels, giving customers more choices in endowment insurance, serious illness insurance and asset management.

Protecting patents and intellectual property rights

China Life attaches great importance to the management of proprietary intellectual property rights, strictly abides by the Patent Law of the People’s Republic of China, Anti-Unfair Competition Law of the People’s Republic of China, the Trademark Law of the People’s Republic of China, the Copyright Law of the People’s Republic of China and other relevant laws and regulations. The Company published the Administrative Measures of China Life Insurance Company Limited for the Protection of Intellectual Property Rights and constantly strengthened the work related to intellectual property management and protection. Additional efforts were also devoted to avoiding infringing the rights and interests of others while protecting our own intellectual property rights.

In 2020, China Life submitted 25 intellectual property achievements to China National Intellectual Property Administration and Copyright Protection Center of China, including 3 computer software copyrights such as “Insurance Illustration System”, and 22 patents such as “A Method And Device For Insurance Notification And Insurance Company Decision-Making” and “Integrated Appearance Design Patent”. China Life obtained three new software copyright registration certificates. As of December 31, 2020, China Life had obtained a total of 152 software copyright registration certificates, including Intelligent Medical Insurance Audit System, Unified Salesperson View System, “God of Operation” Contract and Budget Processing System.

Building an intelligent China Life

China Life applies artificial intelligence to the insurance sector, including the processes of acceptance, underwriting, loss determination, claim settlement and customer service, forms a complete ecological chain of artificial intelligence applications, utilizes scientific innovations in broad areas and improves the operation efficiency and services.

Improving all-round services

China Life has applied artificial intelligence to operation, risk control, customer service, marketing and many other fields. In 2020, the Company focused on scientific and technological innovation to build an Intelligent China Life.

Intelligent insurance consultant	China Life harnesses big data and AI algorithms to build personalized insurance plans for customers and provides targeted evaluation and purchase suggestions with the aid of customer basic information, family structure, income and expenditure, assets and liabilities, social security benefits, insurance status and living habits.

Higher claim settlement efficiency

China Life introduces the optical character recognition (OCR) technology to enable clear recognition, automatic correction and bill classification. Using OCR to inspect the quality of bills helps improve the efficiency of manual audit and processing.

China Life further uses OCR to build a fast claim settlement process featuring “photo taking, OCR information inspection, drug fees elimination, automatic settlement and real-time payment”. In this way, settlement is more efficient, risks are controlled, and operational costs are reduced.

Engaging deeper in intelligent underwriting	China Life deepens its efforts in the field of underwriting and builds a “5 + 2 + 2” intelligent risk system (5 intelligent models + 2 big data platforms + 2 intelligent interactive scenarios). The value of intelligent underwriting in controlling risks is highlighted and favorable results are achieved.

Intelligent operational experience

China Life enriches the intelligent identification types of customer identity and embeds voiceprint recognition into different application scenarios, which make it convenient for customers to locate functions and search information in various systems.

China Life broadens the types of certificates that can be identified by OCR, simplifies the entry operation at the mobile terminal and uses automatic identification for automatic entry. This is convenient for customers and also makes the application system more intelligent.

Intelligent customer service robot

China Life uses intelligent customer service robots to provide customers with 24-hour Q & A service, including intelligent consultation, intelligent recommendation, inquiry and handling guidance and chat.

In 2020, the intelligent robot was launched in many front-end applications such as China Life Insurance APP and WeChat, effectively relieving the pressure of customer service staff.

Intelligent voice platform	China Life uses the Intelligent Voice Platform to empower the all-media contact center system and realize the intelligent voice navigation. Compared with the traditional IVR (Interactive Voice Response) menu, which runs on a multiple-system mode, the Intelligent Voice Platform is decentralized, allowing customers to directly access the needed services through voice and improving the customer service efficiency.

Intelligent teller machine

China Life uses the intelligent teller machine to provide customers with 39 insurance policy services that fall into 5 categories. It embeds face recognition, ID card reading, and infrared somatosensory technologies in a wide range of business links and strengthens privacy protection so that customers can feel secure. Moreover, the mode is simple and easy to understand and the elderly customers can easily access the service by a single touch.

By the end of 2020, the intelligent teller machines had covered more than 2,000 counters in China and nearly 10 million customers had used the machine.

Building an intelligent basic platform

China Life focuses on building intelligence supply layers, combines technology with business scenarios and describes the overall blueprint of intelligent applications, including a basic data layer, an intelligent basic platform layer, an intelligent business layer and an intelligent delivery layer. China Life Brainpower thus takes shape, which has three intelligent cores: Smart Learning (Deep Learning Platform), Attentive Ears (Intelligent Voice Platform) and Sharp Eyes (Biometric Authentication and Recognition Platform). Business efficiency is improved and customers are more satisfied.

Basic Data Layer

•  Building big data platforms, content cloud, biometric database, graph computing platform, unified knowledge base and other systems enables the development and integration of transaction data, relational data and knowledge data, thus laying the data foundation for the transition from electronic to digital applications.

Intelligent Basic Platform Layer

•  The three intelligent basic platforms, Smart Learning, Attentive Ears and Sharp Eyes, supply capabilities across China Life and provide basic public capabilities of artificial intelligence such as deep learning training, speech recognition and synthesis and face recognition. In addition, intelligent capabilities such as quality inspection engine of bills are built to provide intelligent support for operation and management of claim businesses.

Intelligent Business Layer and Intelligent Delivery Layer

•  Building on the basic data layer and the intelligent basic platform layer, the intelligent business layer develops the intelligent capabilities and ultimately delivers them at the intelligent delivery layer.

•  Mining basic data, relying on public basic capabilities, forming business-related intelligent services and putting various terminal systems to intelligent delivery layer together enable the integration and completion of intelligent capabilities and specific business scenarios and the final application of artificial intelligence to operation, risk control, sales and customer service.

Smart Learning (Deep Learning Platform)

•  It has the functions of interactive programming, multi-machine and multi-card training, user-defined environment image and automatic optimization and parameter searching.

•  A new data science platform is added to enhance data modeling capability.

•  Smart Learning supports all mainstream machine learning and computing frameworks and has provided support for business scenarios such as intelligent underwriting, purchasing power prediction and risk assessment.

Attentive Ears (Intelligent Voice Platform)

•  Attentive Ears has speech capabilities, including speech recognition, speech synthesis and voiceprint recognition, realizes the mutual conversion between speech and text information and can identify an individual by voice.

•  Attentive Ears has semantic capabilities that can understand the user’s natural language and transform the user’s expression into keywords to search for the required information.

•  The platform has been connected with a number of application products, offering intelligent voice navigation for 95519 customer service center and providing voice recognition and broadcasting for intelligent training of sales personnel.

Sharp Eyes (Biometric Authentication and Recognition Platform)

•  Sharp Eyes uses OCR to recognize certificates, such as ID card and bank card and returns structured results.

•  The function of face comparison is realized, including 1:1 face comparison and 1: n face comparison. The former can accurately judge whether two faces belong to the same person, while the latter searches for similar faces in the preset face dataset to confirm one’s identity.

•  Biometric detection is enabled by real-time marking of key points and detecting of changes to defend against photo attack, switching attack, mask attack and blocking attack.

•  Sharp Eyes has four capabilities of face verification. It can use OCR, biometric detection and face recognition technologies to verify online a user’s real identity according to his/her photos and videos.

•  The platform has been applied in many scenarios, such as identity authentication of preservation business and paperless insurance and online return visit of insurance policy on Daily Attendance and Clocking App and China Life Insurance APP.

Innovating in services

China Life focuses on customer service, practices the integrated development concept of “service + sales” and improves the quality of customer service to create high-quality experiences for customers and meet their needs for intelligent and convenient services.

In 2020, China Life formulated the Management Measures of Customer Experience of China Life Insurance Company Limited (Trial), established and improved the closed-loop management mechanism of customer experience, completed the design journey of core customer services and empowered experience improvement.

Offering innovative and diversified communication channels

China Life has opened a variety of communication channels for customers to choose anytime and anywhere, including 95519 service line, China Life Insurance APP, WeChat, official website, SMS and other multi-contact access pathways, so as to meet customers’ contact needs via multi-media such as voice, graphics and video and other six types of multimedia. Customers can experience more than 300 consulting services of 13 categories and 417 intelligent interactive service scenarios, so that they can enjoy professional, efficient and consistent “communication services” 24/7.

In 2020, the Company connected the insurance, banking and asset sectors and the corresponding mobile Internet application services with one screen touch to save customers’ time and improve the service efficiency.

95519 Service Line	The “95519 Service Line” enables single-touch transfer and customer transfer between insurance, banking and investment sectors, between China and overseas and between customer contact centers. Customers can directly get connected by telephone and online, without repeated dialing or logging in again. Artificial intelligence is also harnessed to offer more convenient and caring services.

China Life Alliance Navigation	China Life creates the “China Life Union Navigation” and integrates its seven applications for individual customers to create a lightweight aggregation platform that brings customers a more convenient and efficient experience through “gathering services and connecting applications and users”.

Voice of Customers	China Life continues to build an experience improvement mechanism driven by the Voice of Customers, collects customer needs via multifaceted terminals, uses digital tools to analyze experience comments, addresses key challenges based on more than 7 million suggestions collected and constantly optimizes business processes. Customer satisfaction remains at a high level.

China Life launched the “electronic receipt and return visit” mode to enable multiple insurance policies of the same kind to be revisited at one time, which is convenient and environment-friendly, and independently controls the time spent. The mode uses the “dynamic SMS verification + face recognition” technology to ensure a safe and stable process and meet the regulatory requirements.

Case: China Life Insurance APP Launches “Service Manager” Module

China Life Insurance APP launched the “Service Manager” module, which can recommend excellent offline sales personnel to serve as customers’ online service managers. Customers can make an online appointment with a service manager at any time. The manager can provide services such as insurance appointment, service appointment, online activity registration and appointment, security report interpretation appointment and participation in Jianbu Wanli (10 kilometers) Walk Activity. In addition, a “Help Center” function module was added to the APP, which shows the common problems and functions with pictures and texts and helped customers get online self-service smoothly in real time, so that customers can be more assured. In 2020, the APP served as a high-speed channel connecting 90 million users, 1.7 million sales staff, more than 160 service features, massive information and numerous commodities.

Offering “fast and warm” claims settlement service

China Life initiated the “fast and warm” claim service brand, featuring contactless service, one-day settlement for critical illness and “Five Exemptions Payment”. It explored an innovative claims service mode and improved the settlement efficiency, thus ranking in the forefront of the industry in terms of the average efficiency of claims payment. In 2020, the time span for small claims handling of China Life was 0.14 days and the claims settlement rate was about 99.6%.

Contactless Service	China Life opens a 24/7 online channel for claim application. Customers can handle claims anytime and anywhere through WeChat, China Life Insurance APP and sales agents.

One-day Settlement for Critical Illness

China Life provides one-day settlement services for eligible customers who apply for compensation for major diseases; customers can get claims once diagnosed.

In 2020, China Life offered this service to nearly 140,000 eligible customers, with the compensation amount exceeding RMB 5.6 billion.

Direct Payment of Benefits

China Life cooperated with medical insurance companies, medical institutions and third-party data companies to provide customers with active services of direct payment in a timely manner. In some areas, the Company paid benefits to customers when they were discharged from hospital so that there was virtually no time lag to enable the direct deduction of medical expenses. The service has been widely praised by customers.

In 2020, this service covered more than 20,000 medical institutions.

China Life offers reliable shelter for people in disaster-stricken areas in the case of an emergency or disaster.

March 2020 Xinjia Hotel Collapse Accident in Quanzhou, Fujian

China Life responded quickly by establishing an emergency working group, opening a green pass, actively contacting injured customers and offering fast and warm claims settlement services.

March 2020 Train Derailment Accident in Chenzhou City, Hunan

China life started the emergency plan to confirm the number of injured and dead customers immediately and completed the first compensation in less than four days.

May 2020 Bus Rollover on Ya’an-Xichang Expressway, Sichuan

China Life quickly set up an emergency working group to collect the identity information of the casualties in the bus rollover accident, immediately verify the number of the insured at our Company and provide them with necessary help.

May 2020 5.0-Magnitude Earthquake in Qiaojia County, Yunnan

China Life organized claim investigators to check the insured customers immediately, opened a green pass and provided convenient claim services.

July-August 2020 Floods and Geological Disasters in Anhui, Jiangxi and Shaanxi

China Life opened up a green pass for insurance investigation and claim settlement, proactively collected information of customers who died or lost contact in the disaster and offered services 24/7 to provide claim settlement service for customers in time. Meanwhile, the Company cooperated with the local flood control headquarters to support the post-disaster reconstruction of the affected area.

Exploring personalized customer activities

China Life further improves the high-quality service supply system, expands personalized value-added services for different customer groups, improves customer satisfaction and creates customer “stickiness”.

Case: China Life Launches “Famous Doctor Lecture Hall”

In 2020, China Life launched the thematic column of “Famous Doctor Lecture Hall” to provide customers with a full range of health education services including live broadcast, lectures, series of video courses and daily health updates. We created face-to-face opportunities with famous doctors and provided professional and authoritative guidance on the health knowledge of serious disease prevention, traditional Chinese medicine (TCM) regimen, common disease nursing and emotion regulation. China Life aroused customers’ interest in participation through diversified supporting activities such as online lucky draw and on-site consultation. In 2020, “Famous Doctor Lecture Hall” staged more than 70 live broadcasts, covering more than 2 million customers. Furthermore, more than 50 series of video courses were released.

Case: China Life Launches “Pleasant Life” Activities

In 2020, China Life launched “Pleasant Life” activities for female VIP customers to create high-end interactive experiences in skin care, beauty, regimen, clothing and fashion. We focused on customers’ interests and provided the latest information, practical skills display, one-on-one image design, color matching guidance and professional skin test using VISIA. Together, the Company served 350,000 female customers through online and offline activities.

Protecting consumers’ rights and interests

In 2020, China Life continued to build and improve the system of protection for consumers’ rights and interests, perfected the corporate governance structure, set up relevant consumer committees under the board of directors and the president’s office, published a series of mechanisms, including Management Measures of Protection of Consumers’ Rights and Interests of China Life Insurance Company Limited (Trial), accelerated the implementation of consumer protection work, strengthened public messaging of consumer protection and improved consumers’ financial knowledge and awareness of risks.

In 2020, China Life carried out public messaging on the protection of consumers’ rights and interests. The activities reached nearly 10 million insurance customers.

Case: China Life Clients’ Day 2020

In May 2020, China Life hosted the 14th Clients’ Day, under the theme of “Winning in the future with China Life”, which organized various activities in the field of health and financial insurance and offered many gifts.

Listening to the voices of customers

In 2020, China Life continued to strengthen the comprehensive management of customer complaints, Revised the Measures of Handling Customer Complaints of China Life Insurance Company Limited (2020 Edition), standardize the complaint process and improve the handling requirements. These measures yielded good results. According to the Report of the Third Quarter of 2020 issued by the China Banking and Insurance Regulatory Commission, the total number of complaints filed against the Company decreased on a month-on-month basis and the relative indicators such as the number of complaints per RMB 100 million premium, the number of complaints per 10,000 insurance policies and the number of complaints per 10,000 customers fared much better than the industry median. Sales represented the main source of complaints and complaints were mainly distributed in East China and North China.

China Life Honorary Titles and Awards in 2020

(1) Excellent Organizer of “315” Education and Publicity Week of the China Banking and Insurance Regulatory Commission

(2) Annual Outstanding Customer Service Award at Pilot China Financial Industry 2020

(3) Golden Bell Award and Special Award for Intelligent Anti-Pandemic Efforts at the 10th Intelligent Data Applications Model 2020

(4) 200 excellent zero-infection counters/contact centers were awarded the title of “Excellent Counters/Contact Centers Safeguarding Health”.

(5) At the 16th Call Center Industry Development Summit and Annual Award Ceremony in 2020, 95519 customer contact center won the “Top Ten Call Center Award in 2020 (More Than 1000 Seats)”.

(6) At the 5th Annual China Customer Contact Center Industry Development Conference and Award Ceremony of China Customer Contact Center Award, the Customer Service Department won the “2020 Excellent Service Award (Work Unit)”.

(7) At the 18th China Information Technology Service Intelligent Customer Service Industry Conference and 18th China Best Customer Contact Center and Best Manager Conference, 95519 multi-media customer contact center won the title of “China’s Best Customer Contact Center 2019-2020”. China’s Best Intelligent Operation System—Service Resource Scheduling, and China’s Best System Platform—Intelligent Outbound Call Service Platform won the title of “Best Practices of China Customer Contact Center 2019-2020”.

Protecting customers’ privacy

Based on the latest regulatory requirements and the Management Measures of Customer Information of China Life Insurance Company Limited, China Life has updated the User Information Authorization and Personal Information Protection Policy of China Life Insurance Company Limited, revised and issued the Information Security Management Measures, Information Security Incident Management Measures and other relevant policies regarding information security and customer privacy protection to further enhance customer information management and consumer privacy protection work. These efforts will help consolidate the foundation of customer resources sharing and development, collect, store and use customer information reasonably and legally and provide an institutional guarantee for the Company’s customer information security.

In 2020, China Life attached great importance to user information security and private data protection and continued to strengthen information security management and control from overall layout to system construction and operation.

Data Storage and Protection	Greater Protection and Security

•  Centralized information management and control in accordance with the overall layout of “big background + small front-end” and the network architecture of “big extranet + small intranet”.

•  Reduce the information security exposure and centralize the collection, storage, circulation and use of all applications, software and data in the data center.

•  It is stipulated that the production data that must be used in work should be approved and filed, and other work data such as development and testing data can be used only after sensitive information is filtered.

•  Regular assessment of cyber security risks to enhance monitoring of scientific and technological products.

•  The platform of security situational awareness is established to enable the centralized analysis and joint disposal of various security risks.

•  The systems of host adaptive security, deception defense and attack tracing are introduced to improve the in-depth defense system, help transition from passive defense to active security and from asset-driven to data-driven.

•  Based on the research of hybrid cloud security governance system, China Life can effectively protect customer information and private data from the physical, network, host and application aspects.

V. Putting people first, building a harmonious company together

China Life remains committed to the philosophy that “Employees are the cornerstone of business development”, adopts a people-oriented approach to training capable and moral employees, creates a fair, harmonious and inclusive working environment, protects the rights and interests of employees, improves the talent training system, cultivates a constant stream of industry leaders, makes care for employees a part of the corporate culture and builds a cohesive company where employees feel a strong sense of belonging. Our goal is shared progress for employees and the Company.

Protecting employees’ rights and interests

China life strictly abides by the Labor Law of the People’s Republic of China and Labor Contract Law of the People’s Republic of China, adheres to equal and compliant employment, improves the reasonable and diversified salary mechanism, protects the rights and interests of employees, cares for employees’ physical and mental health, pays attention to democratic management and improves employees’ enthusiasm and team cohesion.

China Life forbids and resists any form of child labor and forced labor. The Company fairly treats employees of different gender, age, ethnicity and cultural background and provides equal job opportunities for all. China Life has formulated the Management Measures for Recruitment and Employment of Personnel in Branch Offices, Collective Contract Template and other institutional documents to ensure legal employment procedures. In 2020, China Life improved the Management Measures for Employees in Branch Offices of China Life Insurance Company Limited to standardize the policies governing employment, promotion and assessment of branch employees, with the goal of providing institutional guarantee for all employees at the Company. As of December 31, 2020, there were 102,503 employees on labor contract at China Life.

Case: China Life implemented the “stable employment” strategy in 2020 by expanding the scale of recruitment.

Amid the COVID-19 pandemic, China life actively responded to China’s call by implementing the strategy of “stable employment” and maintaining a high level of recruitment. In 2020, China Life coordinated the organization of campus recruitment, providing 2,787 jobs with a recruitment plan of 6,024 people. The branches carried out social recruitment independently at the same time.

China Life adopts a market-oriented management system for performance salary. In 2020, the Company greatly increased the proportion of front desk staff’s salary that gets linked to performance, strengthened the incentive and restraint mechanism that connects all staff’s salary with the Company’s operation income growth, safeguarded the unity of fairness and the incentive and restraint mechanism, set up rules that are market-oriented and differentiate distribution, put high priority on the Company’s performance and ensured a reasonable and acceptable distribution gap. Moreover, China Life established a more standardized management mechanism of salary for employees at all levels to promote sustainable salary distribution. In 2020, China life revised the Trial Management Measures for Total Payroll of Branch Companies of China Life Insurance Company Limited to ensure consistent payment and management of performance salary across all branch companies.

In 2020, China Life revised the Management Measures for Housing and Family Visits of Employees Taking a Temporary Post and On an Exchange Program to offer solutions to the employees working away from home. The Company paid “Five Insurances and One Fund” (endowment insurance, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and housing provident fund) and enterprise annuity while purchasing commercial insurance for employees additionally. The Company also worked to ensure the length of paid maternity leave for pregnant and birth-giving female employees and provided different kinds of work subsidies. In 2020, 100% of the employees were covered by social insurance.

Employee Category		Staff Number
Gender	Male	44,336
	Female	58,167
Age	Under 35	40,974
	35-50	47,953
	Above 50	13,576
Ethnic Group	Han Nationality	96,072
	Ethnic Minority Group	6,431
Region	Chinese Mainland	102,496
	Overseas	7(5 are from Hong Kong, 1 is from Taiwan and 1 is from Australia)
Academic Background	Master’s Degree	4,569
	Bachelor’s Degree	66,110
	Junior College	27,144
	Others	4,680

Staff Number in Terms of Age, Gender and Types in 2020

Democratic management of employees

In 2020, China Life hosted three temporary congresses of workers, where Regulations on the Handling of Violation of Rules and Disciplines by Employees of China Life Insurance Company Limited (Revised in 2020), Notice on Relevant Issues Concerning Implementation of “Regulations on the Handling of Violation of Rules and Disciplines by Employees of China Life Insurance Company Limited (Revised in 2020)”, Management Measures for Employees in Branch Companies of China Life Insurance Company Limited and Performance Management Measures of Employees in Branch Companies of China Life Insurance Company Limited were deliberated and approved.

Name of Meeting	Form	Topic
First Temporary Meeting of the Third Congress of Workers at China Life System	Webinar	Regulations on the Handling of Violation of Rules and Disciplines by Employees of China Life Insurance Company Limited (Revised in 2020), and Notice on Relevant Issues Concerning Implementation of “Regulations on the Handling of Violation of Rules and Disciplines by Employees of China Life Insurance Company Limited (Revised in 2020)”

Second Temporary Meeting of the Third Congress of Workers at China Life System	Webinar	Management Measures for Employees in Branch Companies of China Life Insurance Company Limited

Third Temporary Meeting of the Third Congress of Workers at China Life System	Webinar	Performance Management Measures of Employees in Branch Companies of China Life Insurance Company Limited

Name, Form and Topic of Congress of Workers in 2020

Protecting female employees’ rights and interests

China Life adheres to the vision of “promoting development, striving to be a role model, creating unique features, warming people’s hearts, strengthening our organization and raising standards”. The Company established a Women’s Working Committee of the Trade Union to guide trade unions at all levels to further protect the rights and interests of female employees. In 2020, the Women’s Working Committee of China Life Trade Union actively cooperated with provincial and municipal trade unions by building a “Care Room” to benefit community-level female employees and enhance their sense of security, happiness and belonging.

Case: Protecting Female Employees’ Rights and Interests

In 2020, the whole China Life system organized an activity called “Collecting Female Employees’ Wishes”, with 24,000 female employees participating. Female employee organizations at all trade union levels collected the wishes and needs of female employees, cooperated with relevant departments to help female employees achieve their wishes, fostered great harmony in the system and significantly improved their psychological well-being. Amid the COVID-19 pandemic, China Life carried out a thorough investigation of the economically disadvantaged female employees, provided them with support and ensured their access to basic necessities. The Company launched a public WeChat account called “Happy Female Employees at China Life” to educate female staff on pandemic prevention and control and personal protection as they resume work. The account also promoted stay-at-home courses and psychology mini-lectures on COVID-19 to help female employees better prepare for the pandemic mentally.

Nurturing growth of employees

China Life always pays attention to the career development of its employees and constantly improves the staff management and training system. In 2020, the Company revised and issued the Management Measures for Employees in Branch Companies of China Life Insurance Company Limited to create a new growth platform and broaden the promotion channel.

China Life pays attention to employees’ career development, adheres to on-demand empowerment, and is dedicated to building a multi-level training system for the employees. The Company updated the Management Measures for Education and Training of Employees of China Life Insurance Company Limited, Regulations for the Management of Annual Training Plan of Employees of China Life Insurance Company Limited, and Management Measures for Employee Education and Training Fees of China Life Insurance Company Limited (Trial). The Company also clarified that the training sessions should include basic theory, skill training, professional training and professional qualification training. In addition, and the measures for staff management, education, and training is set to include unified work planning, level-to-level administration, hierarchical implementation and combined training and cultivation.

In 2020, China Life built a high-quality professional development platform and offered a series of professional training programs such as e-Manager Orientation Project and Young Leaders Training Course. The coverage rate of staff training this year was 100%.

Total Number of Trained Staff	4,579,313
Training Time Per Person (hours)	111
Total Training Time (hours)	11,777,852
Training Time Per Male Worker (hours)	103
Training Time Per Female Worker (hours)	127

Total Number of Trained Staff and Average Training Hour Per Person by Age and Rank in 2020

To thoroughly implement the CPC Central Committee’s Opinions on Vigorously Finding, Cultivating and Selecting Outstanding Young Cadres to Meet the Requirements of the New Era and relevant requirements of the Company’s talent project, China Life furthered the top-down and bottom-up cadre selection and appointment mechanism. The Company launched a series of training programs for young cadres. The series has now become a name card for talent training with unique China Life features, providing multi-dimensional support for cultivating talented and qualified employees and training young cadres.

Project	Contents
e-Manager Orientation Online Training Project

•  Formulated Operation Plans of e-Manager Orientation Online Training Project

•  Based on 6Ds learning principle, the project introduced new digital operation technology to teaching design and operational design to offer full-chain learning experiences in online learning projects.

•  The project spans 21 days with 46 participants.

China Life Base Cultivation Platform of Branch Company Managers in Counties and Districts

•  The project leaned towards community-level branches, sales departments and branch companies in Central and Western China and prioritized the practical needs of the local company where the platform is located.

•  The project had three phases: theory learning, practice sessions and panel discussions, lasting 76 days.

•  The system had 55 base cultivation platforms, among which 29 were comprehensive bases, 19 were personal insurance bases, 3 were bancassurance bases and 4 were group insurance bases.

Young Cadres Training Project (Online)

•  The project included many activities such as reading club, panel discussion, group talk and talent evaluation. It focused on five modules: party nature, sales expertise, science and technology, managerial experience and wise operation.

•  216 employees took part in the project.

•  All the students completed 9 livestreaming courses and 5 online clocking-in assignments, and handed in 216 book reports of Xi Jinping: The Governance of China and Action Plans.

Caring for employees

China Life attaches great importance to employees’ physical and mental health. The Company listens to its employees’ needs, cares for those experiencing difficulties, carries out group activities for cultural empowerment and motivation, and creates a welcoming working environment to improve employees’ sense of identity and satisfaction.

Caring for physical and mental health

China Life gives priority to the occupational safety and health of its employees as it continuously improves the Labor Safety and Health Management System. Every year, China Life provides comprehensive physical examinations for all employees at the headquarters as well as special supplementary physical examinations for female employees and male employees over 40. Employees are encouraged to engage in various sports and exercises to improve physical fitness. During the pandemic, regular safety training and lectures are provided to help employees enhance safety protection awareness. Personal protective equipment (PPE) are also distributed to make employees feel the warmth of the company.

Helping employees in difficulties

In 2020, China Life continued to carry out a series of activities under the theme of “China Life Warmth Home Delivery”. The leaders of the Party Committee of China Life took the lead to visit the employees in difficulties and provided special assistance to the those in special difficulties in the branch companies. During the National Day holiday and Mid-Autumn Festival, the trade unions at all levels of China Life paid more than 7 million RMB to 3,000 front-line workers with financial difficulties and allocated more than 260,000 RMB of subsidies to four branch companies suffering from rainstorms and floods.

Organizing cultural and sports activities

As the pandemic was brought under control in 2020, all levels of trade unions of China Life carried out a variety of offline recreational activities to enhance employees’ physical fitness and motivation while creating more cohesive teams.

Case: Headquarters Excursion Activity

In November 2020, the headquarters excursion activity was held in Beijing Garden Expo Park. 700 employees from 35 headquarter departments and 34 teams participated.

VI. Saving energy and reducing emissions to power green development

The Fifth Plenary Session of the 19th CPC Central Committee proposed to promote green development, accelerate green modernization and speed up the green transformation of the way of production and lifestyle. China Life actively responds to the call of the Party and the country, vigorously supports green finance, improves the green investment and management system, adheres to low carbon operation and integrates energy conservation and emissions reduction into daily operation and business development.

Fuelling green finance

China Life gives full play to its advantages as an industry leader and actively promotes the greening of the financial system. In 2020, China Life updated the Investment and Management Measures of China Life Insurance Company Limited and accelerated the green transformation of investment business by improving the green investment management system and promoting green financial projects. China Life Asset Management Company Limited, the main investment platform of China Life, took the lead in joining the United Nations Principles for Responsible Investment, becoming the first insurance and asset management company in China to have signed the Principles and practiced the ESG concept.

China Life takes climate change and environmental performance as one of the core factors in investment decision-making, fully promotes the sustainable and healthy development of the green industry, and actively explores the integration of ESG elements and investment business. The Company invests prudently in high-polluting and energy-intensive industries and actively invests in energy conservation and environmental protection, clean energy and clean production and other related fields.

Investment Plan	Investment Contents	Investment Projects in 2020
China Life-SPIC[1] 1 Equity Investment Initiative	In 2020, China Life set up the China Life-SPIC 1 Equity Investment Initiative with a total amount of RMB 1.251 billion raised, of which China Life invested RMB 751 million to support the development of clean energy. The project represents an innovative practice of participating in the mixed-ownership reform of state-owned enterprises in the form of delisting from the exchange.

SPIC-Beijing Equity Initiative

•  The State Power Investment Corporation (SPIC)-Beijing mainly invests in wind power, photovoltaic, integrated smart energy and other new energy businesses. The branch is the name card of “zero-carbon smart energy” of SPIC. By the end of June 2020, the total installed capacity was 4.2456 million KW, and 99 new energy power stations had been put into operation. It is a national and professional new energy company.

[1]	STATE POWER INVESTMENT CORPORATION LIMITED

China Life-BEWG [2]Water Fund	In 2017, China Life worked with Beijing Enterprises Water Group Limited (BEWG) to launch China Life-BEWG Water Fund. According to the limited partnership agreement, the total investment commitment of the fund was RMB 24.002 billion, of which China Life contributed RMB 12 billion, accounting for 49.995%.

Huanghuagou Comprehensive Treatment Project-Baoding City Fuhe River System Comprehensive Treatment PPP Initiative

•  China Life invested RMB 303 million, generating total investment of RMB 1.98 billion.

•  Addressed the risks of floods and waterlogging along Huanghuagou river system.

•  Improved water quality and ecological landscape of rivers and lakes.

•  Yixing Urban and Rural Pipe Network and Waste Water in the Countryside PPP Initiative

•  China Life invested RMB 1.328 billion.

•  Largest distributed pollution control project in China, asset project of revitalizing stock pipe network and model project of rural environmental protection.

•  Tackled domestic sewage problem in more than 3,000 villages of Yixing.

•  Protected local water resources and environment, improved the living standards of rural residents of Yixing, beautified the rural landscape and promoted sustainable development of regional economy and society.

[2]	Beijing Enterprises Water Group

China Life-China Environmental Protection Infrastructure Equity Investment Initiative	In 2020, China Life-China Environmental Protection Infrastructure Equity Investment Initiative funded China National Environmental Protection Group through debt financing and the Initiative was vouched by China Energy Conservation Investment Corporation. The investment scale was RMB 3 billion, with a span of 10 years. By far China Life has contributed RMB 1.43 billion.

•  Offered fund support for a set of waste incineration and power generation projects.

•  Improved regional domestic waste disposal by making the waste hazard-free, recycling the waste and reducing the total size.

Committing to low carbon operations

China Life always commits to low carbon operations and strives to reduce the impact of resource consumption on the environment. In accordance with the principle of “classified recycling, centralized storage and unified treatment”, China Life properly handles all kinds of waste, harnesses the industry features of financial institutions, supports the national green modernization drive and promotes the environment-friendly way of production and life style. In 2020, we donated 100 used office computers to No. 6 Town of Ulanqab in Inner Mongolia and Qianling Village of Linxia in Gansu Province to help solve the shortage of computers at local schools and reduce resource consumption.

Environmental Indicators[3]		2020[4]
Greenhouse gas emissions	Scope 1 (Direct emissions or removals from sources) (tons of CO2 equivalent)	61,770.86
	Scope 2 (Energy indirect emissions including emissions from purchased electricity) (tons of CO2 equivalent)	1,433,277.76
	Total amount of emissions (tons of CO2 equivalent)	1,495,048.63
	Density of greenhouse gas emissions (kg of CO2 equivalent / RMB 10,000 revenue)	18.12
Hazardous waste	Waste battery (pieces)	673,105
	Waste ink boxes (pieces)	111,924
	Waste toner cartridges (pieces)	72,390
	Electronic waste (tons)	717.59
General solid waste	Kitchen garbage (tons)	2,740.64
	Other office waste (tons)	2,601.45
Energy consumption	Coal consumption (kg)	1,088,744.2
	Gasoline consumption of the fleet (liters)	20,589,331.69
	Diesel consumption (liters)	604,309.24
	Gas consumption (cubic metres)	5,628,108.02
	LPG consumption (kg)	262,592.65
	Purchased electricity consumption (kWh)	960,600,678.60
	Purchased thermal consumption (GJ)	5,825,015.22
	Comprehensive energy consumption (tons of standard coal)	348,219.81
	Density of comprehensive energy consumption (kg of standard coal / RMB 10,000 revenue)	4.22
Resources consumption	Water consumption (tons)	8,702,311.3
	Density of water consumption (kg/ RMB 10,000 revenue)	105.49
	Office paper consumption (tons)	7,072.73

Main environmental indicators of China Life in 2020

[3]	The scope of the disclosure for environmental data included the headquarter, 36 provincial branches and their business premises, two insurance institutes, Beijing R&D center and Shanghai data center.
[4]

The calculations were made according to the General Principles for Calculation of Comprehensive Energy Consumption (GBT2589-2020), Baseline Emission Factors for Regional Power Grids in China for 2019 Emission Reduction Projects and 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

China Life strictly abides by the Environmental Protection Law of the People’s Republic of China and Energy Conservation Law of the People’s Republic of China and formulated the Provisional Measures of China Life Insurance Company Limited for Management of Energy Saving and Emission Reduction to plan for the use of energy and materials. In 2020, China Life carried out active efforts to conserve energy and reduce emissions, using a total of 851,772.14 kWh new energy such as wind power, solar power and hydropower, which reduces greenhouse gas emissions nearly 720 tons of CO2 equivalent.

A digital workplace

In 2020, China Life continued to facilitate and improve the digital workplace. Employees can meet their own online working and production needs anytime and anywhere through cloud desktop, cloud assistant and cloud video. The advanced hybrid cloud technology was utilized to realize the mixed cloud deployment of cloud video, cloud desktop and cloud assistant, so that resource scaling on demand could be realized. As a result, the demands of our employees and sales partners for mobile office and remote collaboration are met in time amid the COVID-19 pandemic. In 2020, with the rapid expansion of digital workplaces, the number of daily active users enabled by cloud desktop reached up to 135,000 and the average daily live broadcasts enabled by cloud video stood at 2,200. The digital tools have effectively saved the costs and made office work more intelligent and environment friendly.

The conference management system of China Life supports online reading of conference materials. Employees can view electronic materials on the Internet and intelligent mobile terminals, thus enabling mobile paperless conferences. The system has greatly reduced the use of paper, saved costs and made the conference more efficient and environmentally friendly.

Case: China Life joins the National Green Data Center list

“National Green Data Centers” are data centers that comply with current national requirements of energy efficiency; they are selected and determined by the Ministry of Industry and Information, the National Development and Reform Commission and other four ministries and commissions. Applicants must first conduct self-evaluation, submit reports to a third-party for assessment, get recommendations from the competent department, invite experts to review and finally make the results public. China Life Data Center actively implements the concept of green development and follows an efficient, low-carbon, intensive and circular green development path. It has the advanced fully enclosed micro-module room technology and performs well in energy saving. In 2020, China Life Data Center won the title of “National Green Data Center”.

Paperless services

China Life champions paperless operation at the client side, and actively develops online services. In 2020, China Life registered a much higher level of online, intelligent and intensive services. The e-rate of preservation and claims settlement both exceeded 80%, and the automatic review rate of preservation exceeded 99%. The company encourages customers to choose electronic invoice, thus reducing the use of paper invoice.

2020 China Life Paperless Service Highlights
Insurance Buying

The application rate of online paperless insurance for individual long-term insurance was 99.9%, saving about 365.6 tons of paper.

The promotion rate of paperless insurance for group business reached 97.9%.

Insurance Policy Service	Online paperless insurance policy service exceeded 100 million pieces, saving about 800 tons of paper.

Statistical table of China Life for targeted poverty alleviation in 2020

Unit: 10,000 Currency: RMB

Indicators	Quantity & Implementation
I. General

Including: 1. Funds	470,974.4[5]

2. Materials converted to cash	1,372

3. Number of registered impoverished people relieve from poverty under the help offered (person)	44,321

II. Investment Breakdown 1. Poverty alleviation through industrial development

Including: 1.1 Type of industrial projects for poverty alleviation

•  Poverty alleviation through agriculture and forestry industry

•  Poverty alleviation through tourism

•  Poverty alleviation through e-commerce

•  Poverty alleviation through asset income

•  Poverty alleviation through science & technology

•  Other

1.2 Number of industrial projects for poverty alleviation	274

1.3 Amount of investment in industrial projects for poverty alleviation	1,783

1.4 Number of registered impoverished people relieved from poverty under the help offered (person)	34,961

[5]

More than 2,900 million RMB of insurance compensation for the poverty population suffering from major diseases was delivered; more than 600 million RMB of targeted poverty-relief supplementary medical insurance was delivered; the amount of compensation paid by commercial poverty-relief insurance for poor households in the establishment of le cards reached 1,107.2 million RMB; 73.74 million RMB for system-wide help sites and targeted was delivered; 20.97 million RMB was donated to the “three districts and three states” help sites and the state-listed war supervision area; 4.55 million RMB was donated to Inner Mongolia’s Big Six town; 3.33 million RMB was donated to the “Green Life” health poverty alleviation project.

2. Poverty alleviation through transferred employment

Including: 2.1 Amount of investment in occupational skill training	56

2.2 Number of people receiving occupational skill training (person/time)	3,314

2.3 Number of registered impoverished people getting employed under the help offered (person)	2,794

3. Poverty alleviation through education

Including: 3.1 Amount of investment in financing needy students	431

3.2 Number of students financed (person)	8,501

3.3 Amount of investment in improving the education resources in poverty-stricken areas	717

4. Poverty alleviation through health

Including: 4.1 Amount of investment in the medical and health resources of poverty-stricken areas	71

5. Poverty alleviation through society

Including: 5.1 Amount of investment in fixed-point poverty alleviation	3,325

6. Other projects

Including: 6.1 Amount of investment	465,963.4[6]

III. Awards (nature and level)

CPC Central Committee and State Council:

China Life Insurance Co., Ltd. Guangxi Chongzuo Branch’s Health Insurance Department was awarded the title of national anti-poverty advanced collective;

The vice-captain and first secretary of the task force in Yurong Town, Naqu County, Tibet and Robton Zhu from the Tibet branch of China.

Life Insurance Co., Ltd. were awarded the national advanced individuals fighting poverty.

[6]

More than 2,900 million RMB of insurance compensation for the poverty population suffering from major diseases was delivered; more than 600 million RMB of targeted poverty-relief supplementary medical insurance was delivered; the amount of compensation paid by commercial poverty-relief insurance for poor households in the establishment of le cards reached 1,107.2 million RMB; 52.48 million RMB of other kinds of investment funds.

China Business: “2020 Competitive Excellence - Targeted Poverty Reduction Contribution Award”

China Net: “A Pioneering Agency for Precision Poverty Reduction”

People’s Daily: the “Green Life” health poverty alleviation project won the “People’s Corporate Social Responsibility Award - Case of the Year” award.

21st Century Business Herald: “Outstanding Financial Poverty Reduction Enterprise of the Year”

Table of KPI

Economic Performance
	2018	2019	2020
Premium Income (in RMB 100 million)	5,358.26	5,670.86	6,122.65
Total Assets (in RMB trillion)	3.25	3.73	4.25
EPS (Basic and diluted) (in RMB)	0.39	2.05	1.77
Net profits attributable to shareholders (in RMB 100 million)	113.9	582.87	502.68
Claim settlement payment (in RMB million)	174,439	127,919	133,340
Number of customers for maturity benefit payment (person)	2,449,816	99,5146	910,498
Maturity benefit payment (in RMB 100 million)	747.38	256.39	242.37

Environmental Performance
	2018	2019[7]	2020[8]
Gasoline consumption of the fleet (L)	2057,733.79	4,857,044.76	20,589,331.69
Electric power consumption (kWh)	186,825,432.8	197,381,747.4	960,600,678.60
Total office paper consumption (tons)	1,146.80	3,751.28	7,072.73
Total water consumption (tons)	2,206,760.62	1,867,224.09	8,702,311.3
Gas consumption (cubic meters)	2,170,248.16	3,726,442.88	5,628,108.02
Total greenhouse gas emission (tons)	117,535.47	142,055.71	1,495,048.63

[7]	The environmental data scope in 2018 and 2019 included the headquarter and 26 own properties.
[8]

The environmental data scope in 2020 extended to the whole company, including the headquarter, 36 provincial branches and their business premises, two insurance institutes, Beijing R&D center and Shanghai Data Center.

Social Performance
	2018	2019	2020
Customer service satisfaction (%)	9.17	9.17	85.1%[9]
Number of new products and upgraded products	231	102	237
Number of suppliers taking part in centralized procurement	8,569	19,806	11,975
Sales persons (in 10,000)	177.2	184.8	145.8
Total number of employees (person)	101,335	102,250	102,503
Proportion of employees aged 35 or below (%)	41.94	41.18	39.97
Proportion of female employees (%)	57.01	56.81	56.75
Coverage rate of orientation of new employees (%)	100	100	100

[9]	In 2020, China Life optimized its customer survey system to using the percentage of positive customer feedback as the measure.

Coverage rate of employee training (%)	100	100	100
Training coverage rate of senior executives (%)	100	100	100
Average duration of employee training (hour)	122.28	128.1	111
Training hours of mid- & high-level management (hour)	149.6	153.1	162.4
Training hours of general employees (hour)	138.5	127.5	105.3
Number of lecturers of the entire Group (person)	181,310	226,246	220,363
Online courseware (piece)	3,261	4,086	5,805
Person-times of online learning (in 10,000)	703.4	1,186.29	2,358.2512
Person-times of online tests (in 10,000)	80.5	91.62	189.11
Ratio of payment for social insurance (%)	100	100	100
Investment in targeted poverty alleviation (in RMB 10,000)	459,468	526,447.6	472,346.4
Total amount of charitable donations (in RMB 100 million)	1.93	1.87	3.23

HKEX ESG index

General Disclosure and KPIs		Response
Environmental

A1: Emission

General Disclosure		P78-80

A1.1	The types of emissions and respective emissions data	P78-80

A1.2	Greenhouse gas emissions in total (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P78-80

A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P78-80

A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P78-80

A1.5	Description of measures to mitigate emissions and results achieved.	P78-80

A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P78-80

A2: Use of Resources

General Disclosure		P78-80

A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ‘000s) and intensity (e.g. per unit of production volume, per facility).	P78-80

A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P78-80

A2.3	Description of energy use efficiency initiatives and results achieved.	P78-80

A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	N/A

A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A

A3: The Environment and Natural Resources

General Disclosure		P76-81

A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P76-81

Social

Employment and Labor Practices

B1: Employment

General Disclosure		P70-73

B1.1	Total workforce by gender, employment type, age group and geographical region.	P70-73

B1.2	Employee turnover rate by gender, age group and geographical region.	China Life’s overall employee turnover rate is low, and the employee turnover rate by gender, age group and region has yet to be counted.

B2: Health and Safety

General Disclosure		P75

B2.1	Number and rate of work-related fatalities.	China Life is a financial service provider with few deaths related to work, so the number and rate of work-related deaths have yet to be counted.

B2.2	Lost days due to work injury.	China Life is a financial service provider with few deaths related to work, so the number of working days lost due to work-related injuries has yet to be counted.

B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	P75

B3: Development and Training

General Disclosure		P73-74

B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	P73-74

B3.2	The average training hours completed per employee by gender and employee category.	P73-74

B4: Labor Standards

General Disclosure		P70-73

B4.1	Description of measures to review employment practices to avoid child and forced labor.	P70-73

B4.2	Description of steps taken to eliminate such practices when discovered.	P70-73

Operating Practices

B5: Supply Chain Management

General Disclosure		P57-58

B5.1	Number of suppliers by geographical region.	P57

B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	P57-58

B6: Product Responsibility

General Disclosure		P64-67

B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A

B6.2	Number of products and service related complaints received and how they are dealt with.	P64-67

B6.3	Description of practices relating to observing and protecting intellectual property rights.	P59-60

B6.4	Description of quality assurance process and recall procedures.	N/A

B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	P69

B7: Anti-corruption

General Disclosure		P55-57

B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	China Life has no cases of corruption in this reporting period.

B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P55-57

Community

B8: Community Investment

General Disclosure		P08-09 & P13-23 & P51-52 & P82

B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P13-26 & P51-52

B8.2	Resources contributed (e.g. money or time) to the focus area.	P08-09 & P13-23 & P51-52 & P82

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Tel: +86-10-63631221

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Email:shenhuiying@e-chinalife.com

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Zip Code: 100033